UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of October 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

Item 1:	Form 6-K dated October 13, 2017 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name: Hoshang K Sethna
Title: Company Secretary

Dated: October 13, 2017

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Notice of the Meeting of the Equity Shareholders of Tata Motors Limited to be

convened pursuant to the directions of the Hon’ble National Company Law

Tribunal, Mumbai Bench

October 13, 2017, Mumbai: Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the Notice dated October 11, 2017 for convening the Meeting of the Equity Shareholders of Tata Motors Limited, as directed by the Hon’ble National Company Law Tribunal, Mumbai Bench for the purpose of considering, and if thought fit, approving with or without modification(s), the proposed Scheme of Merger and Arrangement between TML Drivelines Limited (“Transferor Company”) and Tata Motors Limited (“Transferee Company”) and their respective Shareholders.

This is for the information of the exchange and the members.

TATA MOTORS LIMITED

Corporate Identification No. (CIN) - L28920MH1945PLC004520
Registered Office: Bombay House, 24, Homi Mody Street, Mumbai – 400 001
Tel: +91 22 6665 8282 Fax: +91 22 6665 7799 **E-mail:** inv_rel@tatamotors.com **Website:** www.tatamotors.com

NOTICE TO EQUITY SHAREHOLDERS
MEETING OF THE EQUITY SHAREHOLDERS OF TATA MOTORS LIMITED CONVENED PURSUANT TO THE DIRECTIONS OF THE HON'BLE NATIONAL COMPANY LAW TRIBUNAL, MUMBAI BENCH

Day	Wednesday
Date	November 15, 2017
Time	3:00 p.m.
Venue	Walchand Hirachand Hall, 4th Floor, Indian Merchants' Chamber (IMC), IMC Building, IMC Marg, Churchgate, Mumbai - 400 020

POSTAL BALLOT AND E-VOTING

Commencing on	Monday - October 16, 2017 (IST 9:00 a.m.)
Ending on	Tuesday - November 14, 2017 (IST 5:00 p.m.)

Sr. No.	Contents	Page No.
1.	Notice of Meeting of the Equity Shareholders of Tata Motors Limited convened as per the directions of the Hon'ble National Company Law Tribunal, Mumbai Bench	2 - 3
2.	Explanatory Statement under Section 230(3) read with Section 102 and other applicable provisions of the Companies Act, 2013	4 - 7
3.	Scheme of Merger and Arrangement under Sections 230-232 of the Companies Act, 2013	8 - 14
4.	Accounting Statements of the Transferor Company and the Transferee Company as on June 30, 2017	15 - 20
5.	Report adopted by the Board of Directors of the Transferee Company as required under Section 232(2)(c) of the Companies Act, 2013	21
6.	Attendance Slip and Proxy Form	23
7.	Postal Ballot Form with instructions and Business Reply Envelope	Loose leaf insertion

1

BEFORE THE NATIONAL COMPANY LAW TRIBUNAL, BENCH AT MUMBAI COMPANY SCHEME APPLICATION NO. 706 OF 2017 In the matter of the Companies Act, 2013; And In the matter of Application under Sections 230-232 read with other relevant provisions of the Companies Act, 2013; And In the matter of Scheme of Merger and Arrangement between TML Drivelines Limited (“Transferor Company”) and Tata Motors Limited (“Transferee Company” or “the Company”) and their respective Shareholders. Tata Motors Limited [CIN: L28920MH1945PLC004520], ) a company incorporated under the Indian Companies Act,) 1913 having its Registered Office at Bombay House, ) 24 Homi Mody Street, Mumbai 400001 )... Applicant Company NOTICE CONVENING MEETING OF THE EQUITY SHAREHOLDERS OF TATA MOTORS LIMITED, THE APPLICANT COMPANY To The Equity Shareholders of Tata Motors Limited TAKE NOTICE THAT by Order dated June 28, 2017 modified by Orders dated August 23, 2017 and September 15, 2017 in the above mentioned Company Scheme Application (the “Order”), the Hon’ble National Company Law Tribunal, Mumbai Bench (“the Tribunal” or “NCLT”) has directed that a Meeting of the Equity Shareholders of the Company be convened at Walchand Hirachand Hall, 4th Floor, Indian Merchants’ Chamber (IMC), IMC Building, IMC Marg, Churchgate, Mumbai—400 020 on Wednesday, November 15, 2017 at 3:00 p.m. for the purpose of considering, and if thought fit, approving with or without modification(s), the proposed Scheme of Merger and Arrangement between TML Drivelines Limited (“Transferor Company”) and Tata Motors Limited (“Transferee Company” or “the Company”) and their respective Shareholders (“the Scheme”). TAKE FURTHER NOTICE that in pursuance of the said Orders and as directed therein, a Meeting of the Equity Shareholders of the Company will be held at Walchand Hirachand Hall, 4th Floor, Indian Merchants’ Chamber (IMC), IMC Building, IMC Marg, Churchgate, Mumbai -400020on Wednesday, November 15, 2017 at 3:00 p.m. at which place, day, date and time, you are requested to attend. TAKE FURTHER NOTICE that you may attend and vote at the Meeting in person or by proxy, provided that all proxies in the prescribed form are deposited at the Registered Office of the Company at Bombay House, 24, Homi Mody Street, Mumbai—400 001 not later than 48 hours before the scheduled time of Meeting. TAKE FURTHER NOTICE that copy of the Scheme, the Explanatory Statement under Section 230(3) read with Section 102 of the Companies Act, 2013, Form of Proxy, Attendance Slip and Postal Ballot Form as stated in the Index are enclosed herewith. Copy of the Scheme, Explanatory Statement under Section 230 of the Companies Act, 2013 and Form of Proxy can be obtained free of charge at Tata Motors Limited, Fort House, Dr. Dadabhai Navroji Road, Mumbai 400 001 between 11:00 a.m. to 4:00 p.m., on any working day (except Saturdays, Sundays and public holidays). The Hon’ble Tribunal has appointed Mr N Chandrasekaran, Chairman, or in his absence, Mr Nasser Munjee, Independent Director, or in his absence, Mr Guenter Butschek, Chief Executive Officer & Managing Director, or in his absence, Mr Satish Borwankar, Executive Director and Chief Operating Officer to be the Chairman of the Meeting. The above Scheme, if approved by the Equity Shareholders, will be subject to the subsequent approval of the Hon’ble Tribunal. In accordance with the applicable regulatory provisions, in addition to casting of votes at the Meeting, the Company has provided the Shareholders with the facility of casting their votes either by way of postal ballot or by way of remote e-voting using facility offered by the National Securities Depository Limited (NSDL). The Shareholders may refer to the “Notes” to this Notice for further details on postal ballot and remote e-voting. The Audit Committee and the Board of Directors of the Applicant Company at their Meetings held on February 13, 2017 and March 30, 2017 respectively, have approved the Scheme, subject to approval by the requisite majority of the Shareholders of the Applicant Company as may be required and subject to the sanction of the Hon’ble Tribunal and of such other authorities as may be necessary. The voting rights of Shareholders shall be in proportion to their Shareholding in the Company as on the close of business hours on Saturday, September 30, 2017 (“Cut-off Date”). The Equity shareholders are requested to consider, and if thought fit to pass, with or without modification(s), the following resolution under Sections 230 to 232 of the Companies Act, 2013 (including any statutory modification(s) thereof for the time being in force): “RESOLVED THAT pursuant to the provisions of Sections 230 to 232 of the Companies Act, 2013 (including any statutory modification(s) thereof for the time being in force), and other applicable provisions of the Memorandum and Articles of Association of the Company, and subject to the approval of the Mumbai Bench of the Hon’ble National Company Law Tribunal, and subject to such other approvals, permissions and sanctions of regulatory and other authorities, as may be necessary and subject to such conditions and modifications as may be prescribed or imposed by the Mumbai Bench of the Hon’ble National Company Law Tribunal or by any regulatory or other authorities, while granting such consents, approvals and permissions, which may be agreed to by the Board of Directors of the Company (hereinafter referred to as the “,Board”, which term shall be deemed to mean and include one or more Committee(s) constituted/ to be constituted by the Board or any other person authorised by it to exercise its powers including the powers conferred by this Resolution), the arrangement embodied in the Scheme of Merger and Arrangement between TML Drivelines Limited (“Transferor Company”) and Tata Motors Limited (“Transferee Company” or “Applicant Company” or “the Company”) and their respective Shareholders (“Scheme”) placed before this Meeting and initialled by the Chairman of the Meeting for the purpose of identification, be and is hereby approved. RESOLVED FURTHER THAT the Board be and is hereby authorized to do all such acts, deeds, matters and things, as it may, in its absolute discretion deem requisite, desirable, appropriate or necessary to give effect to this resolution and effectively implement the arrangement embodied in the Scheme and to accept such modifications, amendments, limitations and/or conditions, if any, which may be required and/or imposed by the Mumbai Bench of the Hon’ble National Company Law Tribunal while sanctioning the arrangement embodied in the Scheme or by any authorities under law, or as may be required for the purpose of resolving any doubts or difficulties that may arise in giving effect to the Scheme, as the Board may deem fit and proper.” N Chandrasekaran (DIN:00121863) Chairman appointed for the Meeting Mumbai, October 11, 2017 Registered Office: Bombay House, 24, Homi Mody Street, Mumbai 400 001 Tel: +91 22 6665 8282. Fax: +91 22 6665 7799 Email: inv_rel@tatamotors.com; Website: www.tatamotors.com CIN—L28920MH1945PLC004520 Notes:- 1. All alterations made in the Form of Proxy should be initialled. 2. Only registered Equity Shareholders of the Company may attend and vote (either in person or by proxy or by Authorised Representative under Section 113 of the Companies Act, 2013) at the Meeting. The Authorized Representative of a body corporate which is a registered Equity Shareholder of the Company may attend and vote at the Meeting provided a certified true copy of the resolution of the Board of Directors under Section 113 of the Companies Act, 2013 or other governing body of the body corporate authorizing such representative to attend and vote at the Equity Shareholders’ Meeting is deposited with the Company at its Registered Office not later than 48 hours before the Meeting. 3. A Member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote instead of himself and such proxy need not be a Member of the Company. Proxies in order to be effective must be received by the Company at its Registered Office not later than 48 hours before the scheduled time of the Meeting. 4. A person can act as a proxy on behalf of Members not exceeding 50 (fifty) and holding in the aggregate not more than 10% of the total Share Capital of the Company carrying voting rights. A Member holding more than 10% of the total Share Capital of the Company carrying voting rights may appoint a single person as a proxy and such person shall not act as a proxy for any other person or Member. 5. It is further clarified that the Proxies can only vote on Poll at the Meeting and not through any other mode. 6. Only registered Members (including the holders of ‘A’ Ordinary Shares) of the Company may attend and vote at the Meeting. The holders of the American Depositary Receipts (the “ADRs”) of the Company shall not be entitled to attend the said Meeting. However, the ADR holders are entitled to give instructions for exercise of voting rights at the said Meeting through the Depositary, to give or withhold such consent, to receive such notice or to otherwise take action to exercise their rights with respect to such underlying shares represented by each such ADR. A brief statement as to the manner in which such voting instructions may be given is being sent to the ADR holders by the Depositary.

7. A Member or his/her Proxy is requested to bring the copy of the Notice to the Meeting and produce the Attendance Slip, duly completed and signed, at the entrance of the Meeting venue. 8. Members who hold shares in dematerialized form are requested to bring their Client ID and DP ID number for easy identification of attendance at the Meeting. 9. Members are informed that in case of joint holders attending the Meeting, only such joint holder whose name stands first in the Register of Members of the Company/list of Beneficial Owners as received from NSDL/Central Depository Services (India) Limited (“Depositories”) in respect of such joint holding will be entitled to vote. 10. The Notice is being sent to all the Members whose names appear in the Register of Members/Beneficial Owners as per the details furnished by the Depositories as on September 30, 2017 (“cut-off date”). This Notice of the NCLT Convened Meeting of Members of the Company is also displayed / posted on the website of the Applicant Company at www.tatamotors.com and on the website of NSDL at www.evoting.nsdl.com. 11. The voting rights of the Ordinary Shareholders shall be in the same proportion to the paid up Ordinary Share Capital and in case of voting rights on the ‘A’ Ordinary shares, the holder shall be entitled to one vote for every ten TV Ordinary shares held as on the cut-off date. 12. In compliance with the provisions of (i) Section 230(4) read with Sections 108 and 110 of the Companies Act, 2013; (ii) Rule 20 and Rule 22 of the Companies (Management and Administration) Rules, 2014; (iii) Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015; and (iv) Secretarial Standards—2 on General Meetings, the Company has also provided the facility to the Shareholders to cast their votes either by way of postal ballot or through remote e-voting facility arranged through NSDL, prior to the Meeting. A member who has not availed the said facility can vote at the Meeting by using an electronic voting system provided by NSDL. 13. Member(s) can opt only for one mode of voting. If a Member has opted for remote e-voting, then he/she should not vote by postal ballot and vice- versa. However, in case Members cast their vote both through postal ballot and remote e-voting, then voting through remote e-voting shall prevail and voting done by postal ballot shall be treated as invalid. Further, such voting undertaken prior to the meeting does not disentitle the member from attending the meeting. Shareholder after exercising his right to vote through postal ballot or remote e-voting shall not be allowed to vote again at the Meeting. 14. The voting period for postal ballot and remote e-voting shall commence on and from Monday, October 16, 2017 at 9.00 a.m. (1ST) and shall end on Tuesday, November 14, 2017 at 5.00 p.m. (1ST). 15. A postal ballot form along with self-addressed postage pre-pa id envelope is also enclosed. Members are requested to carefully read the instructions printed in the Postal Ballot Form and return the form duly completed with assent (for) or dissent (against), in the attached Business Reply Envelope, so as to reach the Scrutinizer on or before November 14, 2017 at 5.00 p.m. (1ST). 16. Members who have received the Notice by e-mail and who wish to vote through postal ballot, can download the postal ballot form from the Company’s website www.tatamotors.com. In case a Member is desirous of obtaining a printed duplicate postal ballot form, he or she may send an e-mail to tmlballot2017@tsrdarashaw.com. The Registrar and Share Transfer Agent shall forward the same along with postage prepaid self-addressed Business Reply Envelope to the Member. 17. No other form or photocopy of the postal ballot form is permitted. 18. The particulars as required under Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014 with regard to the postal ballot shall be published through an advertisement in the “Free Press Journal” in English language and “Navshakti” in the Marathi language, both having circulation in Mumbai. 19. In case of Equity Shares held by companies, trusts, societies, etc., the duly completed postal ballot form should be accompanied by a certified true copy of the Board Resolution / Authority. 20. Relevant documents referred to in the Notice and the Explanatory Statement are open for inspection by Members of the Company at Tata Motors Limited, Fort House, Dr. Dadabhai Navroji Road, Mumbai 400 001 between 11:00 a.m. to 4:00 p.m. on all working days (except Saturdays, Sundays and public holidays) up to the date of the Meeting. The said documents shall also be available for inspection at the venue of the Meeting. 21. The instructions for Members for e-voting are as under: (A) In case of Members receiving the Ballot Form by e-mail: (i) Open e-mail and open PDF file viz; “TML e-Voting.pdf” with your Client ID or Folio No. as password. The said PDF file contains your user ID and password for e-voting. Please note that the password is an initial password. (ii) Launch internet browser by typing the following URL: https:// www.evoting.nsdl.com/ (iii) Click on “Shareholder—Login”. (iv) Insert user ID and password as initial password noted in step 21 (A) (i) above. Click “Login” NOTE: Shareholders who forgot the User Details/Password can use “Forgot User Details/Password” or “Physical User Reset Password” option available on www.evoting.nsdl.com. In case Shareholders are holding shares in demat mode, USER-ID is the combination of (DPID+ClientID). In case Shareholders are holding shares in physical mode, USER-ID is the combination of (EVEN No+Folio No). (v) “Password change” menu appears. Change the password with new password of your choice with minimum 8 digits/characters or combination thereof. Note new password. It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential. (vi) Home page of “e-Voting” opens. Click on “e-Voting: Active E-voting Cycles”. (vii) Select “EVEN” (Electronic Voting Event Number) of Tata Motors Limited. Kindly note that there are separate EVEN for Ordinary Shares (ISIN—INE155A01022) and for “A” Ordinary Shares (ISIN—IN9155A01020). In case you are holding both classes of shares, please complete your voting for one EVEN and then cast your vote for another EVEN. (viii) Now you are ready for e-Voting as “Cast Vote” page opens. (ix) Cast your vote by selecting appropriate option and click on “Submit” and also click on “Confirm” when prompted. (x) Upon confirmation, the message “Vote cast successfully” will be displayed. (xi) Once you have voted on the resolution, you will not be allowed to modify your vote. (xii) For the votes to be considered valid, the corporate and institutional shareholders (companies, trusts, societies, etc.) are required to send a scanned copy (PDF/JPG format) of the relevant Board Resolution/Appropriate Authorization etc. together with attested specimen signature of the duly authorized signatory (ies), to the Scrutinizer through e-mail at cs@parikhassociates. com with a copy marked to evoting@nsdl.co.in. (B) In case of Members receiving Ballot Form by Post: (i) User ID and initial password is provided at serial nos. 6 and 7 of the Postal Ballot Form. (ii) Please follow all steps from Sr. No. 21A (ii) to 21A (xii) above, to cast your vote. (C) If you are already registered with NSDL for e-voting then you can use your existing user ID and password for Login to cast your vote. (D) In case of any queries, you may refer to the’Frequently Asked Questions’ (FAQs) for Shareholders and e-voting user manual for Shareholders available at the Downloads section of NSDL’s E-Voting website: www. evoting.nsdl.com or call on toll free no 1800-222-990. In order to address any grievances relating to e-voting, you may write to Mr. Rajiv Ranjan, Asst. Manager, National Securities Depository Limited, Trade World, ‘A’ Wing, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai 400 013 at the designated email id at evoting@nsdl. co.in or rajivr@nsdl.co.in or at the following telephone no. 022 2499 4600 or tmlballot2017@tsrdarashaw.com. (E) The period for e-voting starts on Monday, October 16, 2017 at 9.00 a.m. (1ST) and ends on Tuesday, November 14, 2017 at 5.00 p.m. (1ST). E-voting shall be disabled by NSDL at 5:00 p.m. on Tuesday, November 14, 2017. 22. The Board of Directors have appointed Mr P N Parikh (Membership No. FCS 327) and failing him Mr Mitesh Dhabliwala (Membership No. FCS 8331) of M/s Parikh & Associates, Practising Company Secretaries to act as Scrutinizer to scrutinize votes cast either through remote e-voting or on postal ballot or on poll at the Meeting and submit a report on votes cast to the Chairman of the Meeting. 23. The result of the voting shall be announced by the Chairman of the Meeting or any other person authorised by him on or before November 17, 2017, upon receipt of Scrutinizer’s report and same shall be displayed on the website of the Company at www.tatamotors.com and on NSDL website at www.evoting.nsdl.com besides being sent to BSE Limited, National Stock Exchange of India Limited, New York Stock Exchange and Singapore Stock Exchange on the said date.

BEFORE THE NATIONAL COMPANY LAW TRIBUNAL, BENCH AT MUMBAI COMPANY SCHEME APPLICATION N0.706 OF 2017 In the matter of the Companies Act, 2013; And In the matter of Application under Sections 230-232 read with other relevant provisions of the Companies Act, 2013; And I n the matter of Scheme of Merger and Arrangement between TML Drivelines Limited (“Transferor Company”) and Tata Motors Limited (“Transferee Company” or “the Company”) and their respective Shareholders. Tata Motors Limited [CIN: L28920MH1945PLC004520], ) a company incorporated under the Indian Companies ) Act, 1913 having its Registered Office at Bombay ) House, 24 Homi Mody Street, Mumbai 400001 ) ... Applicant Company EXPLANATORY STATEMENT UNDER SECTIONS 230(3), 232(2) AND 102 OF THE COMPANIES ACT, 2013 READ WITH RULE 6 OF THE COMPANIES (COMPROMISES, ARRANGEMENTS AND AMALGAMATIONS) RULES, 2016 1. This is a statement accompanying the Notice convening the Meeting of the Equity Shareholders of the Applicant Company, pursuant to Order dated June 28, 2017 modified by Orders dated August 23, 2017 and September 15, 2017 passed by the Hon’ble National Company Law Tribunal, Mumbai Bench in the Company Scheme Application No 706 of 2017, to be held at Walchand Hirachand Hall, 4th Floor, Indian Merchants’ Chamber (IMC), IMC Building, IMC Marg, Churchgate, Mumbai—400020 on Wednesday, November 15, 2017 at 3:00 p.m. for the purpose of considering, and if thought fit, approving, with or without modification(s), the proposed Scheme of Merger and Arrangement between the Company and TML Drivelines Limited and their respective shareholders for merger of TML Drivelines Limited with Tata Motors Limited (“the Scheme”). 2. A copy of the Scheme along with the Form of Proxy is enclosed along with this Explanatory Statement. The proposed Scheme is envisaged to be effective from the Appointed Date (as defined in the Scheme) but shall be made operative from the Effective Date (as defined in the Scheme). 3. In this statement, TML Drivelines Limited (CIN No. U34100MH2000PLC124874) (PAN No.AAACH7625P) is hereinafter referred to as “Transferor Company” and Tata Motors Limited (CIN No.L28920MH 1945PLC004520) (PAN No.AAACT2727Q) is hereinafter referred to as “Transferee Company”. The other definitions contained in the Scheme shall also apply to this Explanatory Statement. MATERIAL FACTS OF THE TRANSFEROR COMPANY 4. The Transferor Company was incorporated on March 13, 2000 under the provisions of the Companies Act, 1956 in the name of “HV Axles Private Limited.” Subsequently, the word ‘private’ was deleted under Section 43A of the Companies Act, 1956 and the name was changed to “HV Axles Limited.” Pursuant to the Scheme of Amalgamation sanctioned by Order dated July 29, 2011 of Hon’ble High Court of Bombay, HV Transmissions Limited was amalgamated with HV Axles Limited and the name was changed to TML Drivelines Limited. The Transferor Company is primarily engaged in the business of manufacturing Axles and parts thereof, Gearboxes and parts thereof and Crankshaft & Forgings for commercial vehicles. The Transferor Company is a wholly owned subsidiary of the Transferee Company. 5. The Registered Office of the Transferor Company is at Nanavati Mahalaya, 18, Homi Mody Street, Hutatma Chowk, Mumbai 400001and e-mail ID is info_tmldl@tatamotors.com 6. The main objects of Transferor Company as set out in the Memorandum of Association, are as under:- “1. To acquire and takeover as a going concern the business of Axles Division now carried on by Tata Engineering and Locomotive Company Limited at Jamshedpur in Bihar State and anywhere else in India for Medium and Heavy Commercial Vehicles and all or any of the assets and liabilities in connection with this business of Tata Engineering and Locomotive Company Limited. 2. To carry on the business of designing, manufacturing, assembling, selling, distributing, importing, exporting, letting on hire or leasing and dealing in all kinds of automotive transmissions and axles, gears, gear and axle parts, bearings, components, instruments, appliances, equipment and apparatus for vehicles including commercial vehicles, cars, three wheelers, two wheelers, tractors, bulldozers and excavators. 3. To enter into joint ventures, technical collaborations, agency agreements, service agreements and strategic tie-ups pertaining to the business of the Company.” 7. The relevant ancillary/incidental objects of Transferor Company as set out in its Memorandum of Association are as follows:- “1. To acquire and undertake the whole or any part of the goodwill, business, concern, undertaking, property rights, assets and liabilities of any person, firm, association, society, company or corporation carrying on any business which the Company is authorised to carry on or possessed of property suitable for the purpose of this Company or by cash or otherwise, or partly in one way and partly in another or other, and to conduct, expand and develop or wind up and liquidate such business and to purchase and take such steps for the acquisition of existing and new licenses in connection with the main business of the Company. 13. To enter into partnership or any arrangement for sharing profits, amalgamation, union of interests, cooperation, joint venture, reciprocal concession, or otherwise with any person or company carrying on or engaged in any business or transaction which this Company is authorised to carry on or to amalgamate with any other company having objects or being interested in, hold, sell, deal, dispose of shares, debentures and securities or any such company. 14. To amalgamate with any company or companies having similar objects. 19. To purchase or otherwise acquire and undertake the whole or any part of the business, property, rights, assets and liabilities of any person, firm or company carrying on business which the Company is Authorised to carry on, or possessed of property or rights suitable for any of the purpose of this Company.” 8. The authorised, issued, subscribed and paid-up share capital of the Transferor Company as on June 30, 2017 is as under:- Particulars in crores Authorised 10,00,00,000 Equity Shares of 10 each 100 Total 100 Issued, subscribed and paid-up 7,70,00,000 Equity Shares of 10 each 77 Total 77 As on date, there has been no change in the authorised, issued, subscribed and paid-up share capital of the Transferor Company. The shares of the Transferor Company are not listed on any stock exchange. 9. As on June 30, 2017, the Transferor Company has no secured creditors. 10. As on June 30, 2017, the Transferor Company has 578 unsecured creditors and the total amount due and payable by the Transferor Company to the aforementioned unsecured creditors is 37,54,74,405/- (Rupees Thirty Seven Crores Fifty Four Lakhs Seventy Four Thousand Four Hundred and Five only). 11. The Transferor Company has never accepted any public deposits. 12. As on June 30, 2017, the Transferor Company has no Debentureholders. 13. Details of Promoters Name of Promoter Address Category Tata Motors Limited Bombay House, 24, Homi Mody Street, Mumbai 400 001 Promoter 14. Details of Directors Name and Designation Address Mr Satish B Borwankar Non-Executive Chairman Pune Works, Pimpri, Pune—411 018 Mr Hoshang K Sethna Non-Executive Director Bombay House, 24 Homi Mody Street, Mumbai—400001 Dr Ajit K Jindal Non-Executive Director Pune Works, Pimpri, Pune—411 018 Mr Prasann Kumar Chobe Non-Executive Director Pune Works, Pimpri, Pune—411 018 Dr Vaijayanti Pandit Non-Executive, Independent Director 30/09 Taj Building, A K Marg, Mumbai—400 036 Mr Rakesh Makhija Non-Executive, Independent Director A 702, Empress Tower, Sopan Baug, Pune—400001

TATA MOTORS LIMITED

TATA

MATERIAL FACTS OF THE TRANSFEREE COMPANY

15. The Transferee Company was originally incorporated on September 1, 1945 under the provisions of the Indian Companies Act, 1913 as Tata Locomotive and Engineering Company Limited. The Transferee Company changed its name to "Tata Engineering and Locomotive Company Limited" on September 24, 1960 and further to "Tata Motors Limited" on July 29, 2003. The Company is a public limited company, primarily engaged in the business of manufacturing of automobiles, which covers wide range of cars, sports vehicles, buses, trucks and defence vehicles. The equity shares (Ordinary and 'A' Ordinary Shares) of the Transferee Company are listed on the BSE Limited ("BSE") and National Stock Exchange of India Limited ("NSE"). The Transferee Company's ADRs represented by underlying Ordinary Shares of the Company are listed on New York Stock Exchange ("NYSE"). The senior unsecured notes issued by the Transferee Company are listed on the Singapore Stock Exchange ("SGX") and the debentures issued by the Company are listed on the BSE and NSE under the Wholesale Debt Market Segment.

16. The Registered Office of the Transferee Company is at Bombay House, 24, Homi Mody Street, Mumbai 400001 and e-mail ID is inv_rel@tatamotors.com.

17. The relevant objects of the Transferee Company as set out in its Memorandum of Association, are as under:-

"1. To carry on the business of manufacturing, assembling, buying, selling, re-selling, exchanging, altering, importing, exporting, hiring, letting on hire, or distributing or dealing in locomotives, boilers, engines steam gas electrical or otherwise, turbines, tanks, motor vehicles, trucks, lorries, omnibuses, buses, motorcycles, cycle cars, scooters, bicycles, tricycles, cycles, tractors, bulldozers and steam rollers of every description and kind and all component parts, spare parts, accessories, equipment and apparatus for use in connection therewith.

45. To enter into partnership or into any arrangement for sharing or pooling profits, amalgamation, union of interests, co-operation, joint adventure, reciprocal concessions or otherwise with any person, firm or company carrying on or engaged in or about to carry on or engage in any business or transaction which this Company is authorised to carry on or engage in, or any business undertaking or transaction which may seem capable of being carried on or conducted so as directly or indirectly benefit this Company.

46. To amalgamate with any Company or Companies.

53. To sell and in any other manner deal with or dispose of the undertaking of the Company, or any part thereof, for such consideration as the Company may think fit, and in particular for shares, debentures and other securities of any other company having objects altogether or in part similar to those of the Company.

64. To do all or any of the above things and all such other things as are incidental or may be thought conducive to the attainment of the above objects or any of them in India or elsewhere in any other part of the world and as principals, agents, contractors, trustees or otherwise and by or through trustees, agents or otherwise and either alone or in conjunction with others so that the word "Company" in this Memorandum when applied otherwise than to this Company shall be deemed to include any authority, partnership or other body or persons, whether incorporated or not incorporated and the intention is that the objects set forth in each of the several paragraphs of this Clause shall have the widest possible construction and shall be in no wise limited or restricted by reference to or inference from the terms of any other paragraph of this Clause or the name of Company."

18. The authorised, issued, subscribed and paid-up share capital of the Transferee Company as on June 30, 2017 is as under:-

Particulars	₹ in crores
Authorised	
350,00,00,000 Ordinary shares of ₹2 each	700.00
100,00,00,000 'A' Ordinary shares of ₹2 each	200.00
30,00,00,000 Convertible Cumulative Preference shares of ₹100 each	3,000.00
Total	**3,900.00**
Issued Share Capital	
288,78,43,046 Ordinary shares of ₹2 each	577.57
50,87,36,110 'A' Ordinary shares of ₹2 each	101.75
Total	**679.32**
Subscribed Capital	
288,73,48,428 Ordinary shares of ₹2 each	577.47
50,85,02,291 'A' Ordinary shares of ₹2 each	101.70
Total	**679.17**

Paid-up capital	
288,73,48,428 Ordinary Shares of ₹2 each	577.47
Less: Calls in arrears	
i. 310 Ordinary Shares of ₹2 each (₹1 outstanding on each)	*
ii. 260 Ordinary Shares of ₹2 each (₹0.50 outstanding on each)	*
Add: Share Forfeiture	
iii. Paid up value of partly paid Ordinary Shares which had been forfeited in 1998-99 and 1999-2000 due to non-receipt of call monies	0.05
Ordinary Shares of ₹2 each	577.52
50,85,02,291 'A' Ordinary Shares of ₹2 each	101.70
Grand Total	**679.22**

**Amount less than ₹50,000/-*

There has been a change in the subscribed and paid-up share capital of the Transferee Company on account of 266 Ordinary Shares and 80 'A' Ordinary Shares issued on settlement of certain abeyance cases on September 8, 2017.

The Ordinary Shares and 'A' Ordinary Shares are herein referred to as Equity Shares.

19. As on June 30, 2017, the Transferee Company has 86 secured creditors (including 61 debenture holders) and the total amount due and payable by the Transferee Company to the aforementioned secured creditors is ₹36,21,87,05,128/- (Rupees Three Thousand Six Hundred Twenty One Crores Eighty Seven Lakhs Five Thousand One Hundred and Twenty Eight only) which includes debentures of ₹700,00,00,000/-.

20. As on June 30, 2017, the Transferee Company has 9567 unsecured creditors (including 305 debenture holders) and the total amount due and payable by the Transferee Company to the aforementioned unsecured creditors is ₹225,54,61,87,173/- (Rupees Twenty Two Thousand Five Hundred Fifty Four Crores Sixty One Lakhs Eighty Seven Thousand One Hundred and Seventy Three only) which includes debentures of ₹65,97,70,00,000/-.

21. The Company has not accepted any public deposits during FY 2016-17. There were no overdues on account of principal or interest on public deposits other than the unclaimed deposits as at the end of FY 2016-17.

22. **Details of Promoter and Promoter Group**

Name of Promoter	Address	Category
Tata Sons Limited	Bombay House, 24, Homi Mody Street, Mumbai - 400001	Promoter
Tata Industries Limited	Bombay House, 24, Homi Mody Street, Mumbai - 400001	Promoter Group
Tata Investment Corporation Limited	Elphinstone Building, 2nd Floor, Near Horniman Circle, 10, Veer Nariman Road, Mumbai - 400001	Promoter Group
Ewart Investments Limited	Elphinstone Building, 1st Floor, 10, Veer Nariman Road, Mumbai - 400001	Promoter Group
Tata Chemicals Limited	Bombay House, 24, Homi Mody Street, Mumbai - 400001	Promoter Group
Af-Taab Investment Company Limited	C/o The Tata Power Co. Ltd., Corporate Centre B Block, 34 Sant Tukaram Road, Carnac Bunder, Mumbai - 400009	Promoter Group
Tata Steel Limited	Bombay House, 24, Homi Mody Street, Mumbai - 400001	Promoter Group
Simto Investment Company Limited	Elphinstone Building, 2nd Floor, Near Horniman Circle, 10, Veer Nariman Road, Mumbai - 400001	Promoter Group
Sir Ratan Tata Trust	Bombay House, Homi Modi Street, Mumbai - 400001	Promoter Group
Sir Dorabji Tata Trust	Bombay House, 24, Homi Mody Street, Mumbai - 400001	Promoter Group
J R D Tata Trust	Bombay House, 24, Homi Mody Street, Mumbai - 400001	Promoter Group
Lady Tata Memorial Trust	Bombay House, 24, Homi Mody Street, Mumbai - 400001	Promoter Group

5

TATA MOTORS LIMITED

TATA

23. **Details of Directors**

Name and Designation	Address
Mr Natarajan Chandrasekaran *Non-Executive Chairman*	Tata Motors Limited, Bombay House, 24, Homi Mody Street, Mumbai 400 001
Dr Raghunath Mashelkar *Non-Executive, Independent Director*	Global Research Alliance, 3rd Floor, Adams Court, Above Bank of Baroda, Baner, Pune 411 045
Mr Nasser Munjee *Non-Executive, Independent Director*	DCB Bank Ltd., Peninsula Business Park, Tower A, 6th Floor, Lower Parel, Mumbai 400 013
Mr Vinesh Jairath *Non-Executive, Independent Director*	194-B, Kalpataru Horizon, S.K. Ahire Marg, Off Annie Besant Road, Worli, Mumbai 400 018
Ms Falguni Nayar *Non-Executive, Independent Director*	FSN E-Commerce Ventures Pvt. Ltd., Cnergy IT Park, # A2, 4th Floor, Old Standard Mill Compound, Appa Saheb Marathe Marg, Prabhadevi, Mumbai 400 025
Dr Ralf Speth *Non- Executive Director*	Jaguar Land Rover, Abbey Road, Coventry, CV3 4LF, United Kingdom
Mr Om Prakash Bhatt *Non-Executive, Independent Director*	03, Ground Floor, Seagull, M L Dahanukar Marg, Mumbai 400026
Mr Guenter Butschek *Chief Executive Officer & Managing Director*	Tata Motors Limited, Bombay House, 24, Homi Mody Street, Mumbai 400 001
Mr Ravindra Pisharody *Executive Director*	Tata Motors Limited, Bombay House, 24, Homi Mody Street, Mumbai 400 001
Mr Satish B Borwankar *Executive Director and Chief Operating Officer*	Tata Motors Limited, Pimpri, Pune 411018

RATIONALE AND BENEFITS OF THE SCHEME

24. The Transferor Company is a wholly owned subsidiary of the Transferee Company. The Scheme shall enable the Transferee Company to reap several benefits including synergy of operations for achieving organization effectiveness, optimisation of resources, reduction of statutory and legal compliance requirements, overall cost management, greater integration and financial strength, greater level of synergy in the Goods and Service Tax (GST) regime, greater flexibility in respect of supply chain and back-end operations, streamlining the group structure and rationalization and developing stronger base for future growth.

25. The proposed Scheme shall result in optimisation of resources that is expected to bring in cost effectiveness in operations. Manpower costs and other fixed expenses are likely to go down due to commonisation of support functions like, Purchase and Sourcing, Human Resources, Industrial Relations, Finance, Planning, etc. The optimisation in the cost structure will give the combined entity a competitive edge.

SALIENT FEATURES OF THE SCHEME

26. The salient features of the Scheme are as follows:

a. The Scheme envisages the merger of the Transferor Company into the Transferee Company in accordance with the provisions of Sections 230 to 232 of the Companies Act, 2013.

b. The Appointed Date for the Scheme is April 1, 2017.

c. The Effective Date means the date on which the certified or authenticated copies of the order(s) sanctioning the Scheme, passed by the Tribunal is filed with the Registrar of Companies.

d. Subject to the sanction of the Scheme, with effect from the Appointed Date, the Transferor Company shall, pursuant to the provisions contained in Sections 230 to 232 of the Companies Act, 2013, and all other applicable provisions, if any, without any further act, deed, matter or thing, be merged with the Transferee Company, or be deemed to have been merged with the Transferee Company, as a going concern so as to become the estate, assets, rights, title, interest and authorities of the Transferee Company.

e. Since the Transferor Company is a wholly owned subsidiary of the Transferee Company, upon this Scheme becoming effective, the shares held by the Transferee Company (directly and/or through its nominees) in the Transferor Company will stand cancelled and no consideration whatsoever shall pass from the Transferee Company.

f. Upon this Scheme becoming effective, the authorised share capital of the Transferor Company shall be deemed to be added to the authorised share capital of the Transferee Company without any further act, instrument or deed or procedure or payment of any stamp duty and registration fees. Accordingly, upon the Scheme becoming effective, the authorized share capital of the Transferee Company shall stand enhanced to ₹4000 crores.

Note: The aforesaid are only the salient features of the Scheme. Members are requested to read the entire text of the Scheme annexed hereto and get fully acquainted with the provisions thereof.

APPROVALS

27. The Scheme is conditional and subject to necessary sanctions and approvals as set out in the Scheme.

28. The Board of Directors of the Transferor Company has at its Meeting held on February 13, 2017 approved the Scheme. Similarly, the Board of Directors of Transferee Company has at its Meeting held on March 30, 2017 approved the Scheme. The resolutions for the approval of the scheme were passed by the Board of Directors of Transferor Company and Transferee Company with the unanimous vote of all the directors present at the respective meetings.

29. In view of the listing of the Transferee Company's securities, the Transferee Company has intimated BSE, NSE, SGX and NYSE of the proposed Scheme vide its letter dated June 20, 2017 along with a copy of the proposed Scheme. Since the proposed Scheme is between a parent and a wholly owned subsidiary, the same does not require the prior approval of the Securities and Exchange Board of India or any of the stock exchanges.

30. A copy of the Scheme has been filed by the Company with the Registrar of Companies, Maharashtra.

31. No other approvals are required from any other statutory authorities.

EXTENT OF SHAREHOLDING OF DIRECTORS AND KEY MANAGERIAL PERSONNEL

32. The shareholding of the present Directors and Key Managerial Personnel ("KMPs") of the Transferor Company in the Transferor Company and Transferee Company as on September 30, 2017 are as follows:

Name and Designation	Shares held in the Transferor Company*	Shares held in the Transferee Company
Mr Satish B Borwankar Non-Executive Chairman	36 Equity Shares	500 Ordinary Shares
Mr Hoshang K Sethna Non-Executive Director	18 Equity Shares	2953 Ordinary Shares 813 'A' Ordinary Shares
Dr Ajit K Jindal Non-Executive Director	-	3120 Ordinary Shares 205 'A' Ordinary Shares
Mr Prasann Kumar Chobe Non-Executive Director	-	1734 'A' Ordinary Shares
Dr Vaijayanti Pandit Non-Executive, Independent Director	-	-
Mr Rakesh Makhija Non-Executive, Independent Director	-	-
Mr Sampath Kumar Morri Chief Executive Officer	-	1000 Ordinary Shares
Mr Gurvinder Singh Ahuja Chief Financial Officer	-	-
Mr Vispi S Patel Company Secretary	36 Equity Shares	795 Ordinary Shares 637 'A' Ordinary shares

*jointly held with Tata Motors Limited

33. The shareholdings of the present Directors and KMPs of the Transferee Company in the Transferee Company and Transferor Company as on September 30, 2017 are as follows:

Name and Designation	Shares held in the Transferee Company	Shares held in the Transferor Company*
Mr Natarajan Chandrasekaran Non-Executive Chairman	-	-

6

TATA MOTORS LIMITED

TATA

Dr Raghunath Mashelkar Non-Executive, Independent Director	-	-
Mr Nasser Munjee Non-Executive, Independent Director	-	-
Mr Vinesh Jairath Non-Executive, Independent Director	-	-
Ms Falguni Nayar Non-Executive, Independent Director	-	-
Dr Ralf Speth Non- Executive Director	-	-
Mr Om Prakash Bhatt Non-Executive, Independent Director	-	-
Mr Guenter Butschek Chief Executive Officer & Managing Director	-	-
Mr Satish B Borwankar Executive Director and Chief Operating Officer	500 Ordinary Shares	36 Equity Shares
Mr Ravindra Pisharody Executive Director	-	-
Mr C Ramakrishnan Group Chief Financial Officer	2637 Ordinary Shares 2342 'A' Ordinary Shares	-
Mr H K Sethna Company Secretary	2953 Ordinary Shares 813 'A' Ordinary Shares	18 Equity Shares

*jointly held with Tata Motors Limited

EFFECT OF THE SCHEME

34. Upon the coming into effect of the Scheme and with effect from the Appointed Date, the Undertaking of the Transferor Company shall, pursuant to the provisions of Sections 230 to 232 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in and/ or be deemed to have been transferred to and vested in the Transferee Company, as a going concern in accordance with Section 2(1B) and other applicable provisions of the Income Tax Act,1961, without any further act, instrument, deed, matter or thing so as to become, as and from the Appointed Date, the undertaking of the Transferee Company, by virtue of and in the manner provided in this Scheme.

35. Since the Transferor Company is a wholly owned subsidiary of the Transferee Company, upon the Scheme coming into effect, all equity shares of the Transferor Company held by the Transferee Company (directly and/or through nominees) shall stand cancelled without any further application, act or deed. It is clarified that no new shares shall be issued or payment made in cash or in kind whatsoever by the Transferee Company in lieu of such shares of the Transferor Company. Consequently, there would be no change in the shareholding pattern of the Transferee Company arising out of the Scheme.

36. Since the proposed Scheme does not involve any compromise or arrangement with the creditors, debenture holders or debenture trustee, the rights of the creditors, debenture holders or debenture trustee shall not be affected by the Scheme. There will be no reduction in their claims on account of the Scheme. The creditors will be paid off in the ordinary course of business as and when their dues are payable. There is no likelihood that the creditors would be prejudiced in any manner as a result of the Scheme being sanctioned.

37. There shall be no change in the terms of employment of the employees of the Transferor Company, to their prejudice, and such employees of the Transferor Company shall be deemed to be employees of Transferee Company, without any break in service.

38. There will be no change in the Board of Directors or the KMPs of the Transferee Company on account of this Scheme. The Transferor Company shall cease to exist and thus the question of any change in the Directors and KMPs of the Transferor Company does not arise. Apart from the above, the Scheme does not affect the material interests of any of the KMPs, promoters, shareholders, creditors, debenture holders, debenture trustee or employees of the Transferor Company or the Transferee Company in any manner.

GENERAL

39. The rights and interest of the Member of the Transferee Company and the Transferor Company will not be prejudicially affected by the Scheme.

40. In compliance with the provisions of Section 232(2) of the Companies Act, 2013, the Board of Directors of the Company, at its meeting held on March 30, 2017, has adopted a report, *inter alia*, explaining the effect of the Scheme on each class of shareholders, key managerial personnel, promoter and non-promoter shareholders. A copy of the report adopted by the Board of Directors of the Transferee Company is enclosed.

41. In compliance with Section 232(2) of the Companies Act, 2013, a supplementary accounting statement for the quarter ended June 30, 2017, extracted from the Condensed Financial Statements has been attached. For brevity's sake the Schedules and notes to the Financial Statements have not been attached. The said Financial Statements are available on the website of the Transferor Company and the Transferee Company.

42. The Company will make a Petition under Section 232 and other applicable provisions of the Companies Act, 2013 to the Hon'ble National Company Law Tribunal, Mumbai Bench for sanctioning of the Scheme.

43. There are no investigation proceedings under the provisions of Chapter XIV of the Companies Act, 2013 and no winding up proceedings instituted and/or pending against the Transferor Company and/or the Transferee Company.

44. The Scheme does not involve any debt restructuring and therefore the requirement to disclose details of debt restructuring is not applicable.

45. In the event that this Scheme is terminated or withdrawn in the manner set out in the scheme, this Scheme shall stand revoked, cancelled and be of no effect and null and void and in such event each party hereto shall bear and pay respective costs, charges and expenses for and/or in connection with the Scheme.

46. Considering the rationale and benefits, the Board of Directors of the Transferee Company recommends the Scheme as it is in the best interest of the Company and its stakeholders.

47. None of the Directors or KMPs are interested except upto the extent of their shareholdings in the Transferor Company and Transferee Company.

48. The following documents will be open for inspection or for obtaining extracts of or making copies of, by the members and creditors of the Transferee Company at Tata Motors Limited, Fort House, Dr. Dadabhai Navroji Road, Mumbai 400 001 between 11:00 a.m. to 4:00 p.m. on any working day (except Saturdays, Sundays and public holidays):

    a. Audited Condensed Financial Statements of the Transferee Company and the Transferor Company for FY 2016-17 and for quarter ended June 30, 2017 along with the Auditor's Report thereon;

    b. Copy of Orders dated June 28, 2017, August 23, 2017 and September 15, 2017 passed by the Hon'ble National Company Law Tribunal, Mumbai Bench directing convening of the meeting of equity shareholders of the Transferee Company;

    c. Copy of the Scheme;

    d. Certificate issued by the Auditor of the Transferee Company confirming that the accounting treatment proposed in the Scheme is in conformity with the Accounting Standards prescribed under Section 133 of the Companies Act, 2013;

    e. Memorandum and Articles of Association of the Transferor Company and the Transferee Company; and

    f. Copies of the resolutions passed by the Board of Directors of both the Companies approving the scheme.

    g. Report adopted by the Board of Directors of the Transferor Company and the Transferee Company.

Sd/-
N Chandrasekaran
(DIN:00121863)
Chairman appointed for the Meeting

Mumbai, October 11, 2017

Registered Office:
Bombay House, 24, Homi Mody Street, Mumbai 400 001
Tel: +91 22 6665 8282 Fax: +91 22 66657799
Email: inv_rel@tatamotors.com;
Website: www.tatamotors.com
CIN - L28920MH1945PLC004520

7

SCHEME OF MERGER AND ARRANGEMENT AMONGST TML Drivelines Limited ... Transferor Company AND Tata Motors Limited . Transferee Company AND their respective shareholders UNDER SECTION 230 TO 232 OF COMPANIES ACT, 2013 AND OTHER APPLICABLE PROVISIONS OF THE COMPANIES ACT, 2013 1. Preamble A. TML Drivelines Limited (formerly known as H.V. Axles Limited and also successor to H.V. Transmission Limited) is a public limited company incorporated under the Act (as defined hereinafter), having its registered office at Nanavati Mahalaya, 18, Homi Mody Street, Hutatma Chowk, Mumbai—400 001 (the “Transferor Company”). The Transferor Company is primarily engaged in the business of manufacturing Axles and parts thereof, Gearboxes and parts thereof and Crankshaft & Forgings for commercial vehicles. B. Tata Motors Limited is a public limited company originally incorporated under the Companies Act, 1913 and continuing its existence under the Act, having its registered office at Bombay House, 24, Homi Mody Street, Mumbai 400 001 (the “Transferee Company”). The Transferee Company is primarily engaged in the business of manufacturing of automobiles which covers wide range of cars, sports vehicles, buses, trucks and defence vehicles. The equity shares of the Transferee Company are listed on the BSE Limited (“BSE”), National Stock Exchange of India Limited (“NSE”) and New York Stock Exchange (“NYSE”). The senior unsecured notes issued by the Transferee Company are listed on the Singapore Stock Exchange and the debentures issued by the Transferee Company are listed on the BSE and NSE under the debt market segment. C. The Transferor Company is a wholly owned subsidiary of the Transferee Company. D. The Scheme shall enable the Transferee Company to reap several benefits including: (i) synergy of operations for achieving organization effectiveness; (ii) optimisation of resources; (iii) reduction of statutory and legal compliance requirements; (iv) overall cost management; (v) greater integration and financial strength; (vi) greater level of synergy in the Goods and Service Tax (GST) regime; (vii) greater flexibility in respect of supply chain and backend operation; (viii) streamlining the group structure and rationalization; (ix) developing stronger base for future growth. E. Accordingly, it is proposed that the Transferor Company be merged with the Transferee Company, followed by the dissolution without winding up of the Transferor Company and the consequent cancellation of equity shares held by the Transferee Company in the Transferor Company, pursuant to Sections 230 to 232 of the Companies Act, 2013 and other relevant provisions of the Act, in the manner provided for in the Scheme. F. Since the Transferor Company is a wholly owned subsidiary of the Transferee Company, upon this Scheme becoming effective, the shares held by the Transferee Company (directly and/or through its nominees), in the Transferor Company will stand cancelled and no consideration whatsoever shall pass from the Transferee Company. G. The merger of the Transferor Company with the Transferee Company pursuant to this Scheme shall take place with effect from the Appointed Date (as defined hereinafter). H. The merger of the Transferor Company with the Transferee Company in accordance with this Scheme will be in compliance with the provisions of Section 2(1B) of the Income Tax Act, 1961, such that: a. all the properties of the Transferor Company immediately before the merger shall become the property of the Transferee Company, by virtue of the merger; and b. all the liabilities of the Transferor Company, immediately before the merger, shall become the liabilities of the Transferee Company, by virtue of the merger. 1. This Scheme has been drawn up to comply with the conditions relating to merger as included in the definition of “amalgamation” as specified under Section 2(1B) of the Income Tax Act, 1961. If any term or provision of the Scheme is found or interpreted to be inconsistent with the said provisions, including resulting from an amendment of law or for any other reason whatsoever, the Scheme may be modified in the manner provided in this Scheme to the extent determined necessary to comply with Section 2(1B) of the Income Tax Act, 1961. Such modification will however not affect other parts of the Scheme. J. This Scheme is divided into the following parts: (i) Part I, which deals with the definitions and share capital of the Transferor Company and the Transferee Company; (ii) Part II, which deals with the merger of the Transferor Company with the Transferee Company; and (iii) Part III, which deals with the dissolution without winding up of the Transferor Company, accounting treatment and general terms and conditions applicable to this Scheme. PART I 2. Definitions and Interpretation 2.1 In the Scheme, unless repugnant to the meaning or context thereof, the following expressions shall have the following meanings: 2.1.1 “Act” means the Companies Act, 2013 (to the extent of the sections thereof that have been brought into force) and shall include any statutory modification, re-enactment or amendments thereto from time to time; 2.1.2 “Appointed Date” means April 1, 2017 or such other date as may be determined by the Boards of Directors of the Transferor Company and the Transferee Company and as approved by the Tribunal; 2.1.3 “Board of Directors” or “Board” in relation to each of the Transferor Company and the Transferee Company, as the case may be, means the Board of Directors of such company, and shall include a committee duly constituted and authorised for the purposes of matters pertaining to the merger, the Scheme and/or any other matter relating thereto; 2.1.4 “Effective Date” means the date on which the certified or authenticated copies of the order(s) sanctioning the Scheme, passed by the Tribunal is filed with the Registrar of Companies. Any references in this Scheme to the “date of coming into effect of this Scheme” or “effectiveness of the Scheme” or “Scheme taking effect” shall mean the Effective Date; 2.1.5 “Employees” mean the employees, if any, of the Transferor Company, as on the Effective Date; 2.1.6 “Encumbrance” means any options, pledge, mortgage, lien, security, interest, claim, charge, pre-emptive right, easement, limitation, attachment, restraint or any other encumbrance of any kind or nature whatsoever, and the term “Encumbered” shall be construed accordingly; 2.1.7 “Funds” shall have the meaning assigned to it in Clause 8(c) hereof; 2.1.8 “Governmental Authority” means any applicable central, state or local government, legislative body, regulatory or administrative authority, agency or commission including a stock exchange or any court, tribunal, board, bureau, instrumentality, judicial or arbitral body; 2.1.9 “Liabilities” shall have the meaning assigned to it in Clause 6(a) hereof; 2.1.10 “Registrar of Companies” means the Registrar of Companies, Mumbai; 2.1.11 “Scheme” means this scheme of merger and arrangement, as amended or modified in accordance with the provisions hereof; 2.1.12 “SEBI” means the Securities Exchange Board of India; 2.1.13 “SEBI Scheme Circulars” means CIR/CFD/CMD/16/2015 dated November 30, 2015 issued by SEBI or any other circulars issued by SEBI applicable to schemes of arrangement from time to time. 2.1.14 “Stock Exchanges” means the Bombay Stock Exchange, the National Stock Exchange and the New York Stock Exchange either collectively or individually, as the context may require; 2.1.15 “Transferee Company” means Tata Motors Limited; 2.1.16 “Transferor Company” means TML Drivelines Limited (formerly known as H. V. Axles Limited and also successor to H.V. Transmission Limited); 2.1.17 “Tribunal” or “NCLT” means Mumbai Bench of the National Company Law Tribunal constituted under section 408 of the Companies Act 2013; and

2.1.18 “Undertaking” shall mean the entire business and the whole of the undertakings of the Transferor Company as a going concern, all its assets, rights, licenses and powers, and all its debts, outstandings, liabilities, duties and obligations as on the Appointed Date including, but not in any way limited to, the following: a. All the assets and properties (whether movable or immovable, agricultural and non-agricultural land, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, buildings and structures, offices, residential and other premises, capital work in progress, sundry debtors, furniture, fixtures, office equipment, appliances, vehicles, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stocks, units or pass through certificates), cash balances or deposits with banks, loans, advances, contingent rights or benefits, book debts, receivables, actionable claims, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreement, benefit of any security arrangements or under any guarantees, reversions, powers, municipal permissions, tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company or in connection with or relating to the Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad. b. All agreements, rights, contracts, entitlements, licenses, permits, permissions, incentives, approvals, registrations, tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges and claims as to any patents, trademarks, designs, quota rights, engagements, arrangements, authorities, allotments, security arrangements (to the extent provided herein), benefits of any guarantees, reversions, powers and all other approvals of every kind, nature and description whatsoever relating to the Transferor Company’s business activities and operations. c. Entitlements, including tenancy rights, held by the Transferor Company or which may accrue or become due to it as on the Appointed Date or may become so due or entitled to thereafter. d. All intellectual property rights, designs developed, records, files, papers, computer programmes, manuals, data, catalogues, sales material, lists of customers and suppliers, other customer information and all other records and documents relating to the Transferor Company’s business activities and operations. e. Amounts claimed by the Transferor Company whether or not so recorded in the books of account of the Transferor Company from any Governmental Authority, under any law, act or rule in force, as refund of any tax, duty, cess or of any excess payment. f. Right to any claim, whether preferred or made by the Transferor Company or not, in respect of any refund of tax, duty, cess or other charge, including any erroneous or excess payment thereof made by the Transferor Company and any interest thereon, with regard to any law, act or rule or Scheme made by the Governmental Authority, and in respect of set-off, carry forward of un-absorbed losses, availability of Minimum Alternate Tax credit, deferred revenue expenditure, deduction, exemption, rebate, allowance, amortization benefit, etc. under the Income-tax Act, 1961, deferment of sales tax, any benefits under Package Scheme of Incentives under respective state laws as applicable, and the Cenvat / Modvat credit balances under the Central Excise Act, 1944, or any other or like benefits under the said acts or under and in accordance with any law or act or any law or act which may be enacted in future including but not limited to Goods and Service Tax. g. All debts (secured and unsecured), liabilities including contingent liabilities, duties, leases of the Transferor Company and all other obligations of whatsoever kind, nature and description whatsoever and howsoever arising, raised or incurred or utilised. h. All other obligations of whatsoever kind, including liabilities in respect of the employees of the Transferor Company with regard to the payment of gratuity, pension benefits and the provident fund or compensation, if any, in the event of voluntary retirement or retrenchment. i. All Employees of the Transferor Company. 2.2 References to Clauses, sub-Clauses and Recitals, unless otherwise provided, are to clauses, sub-clauses and recitals of and to this Scheme. 2.3 The headings herein shall not affect the construction of this Scheme. 2.4 Unless the context otherwise requires, reference to any law or to any provision thereof shall include references to any such law or to any provision thereof as it may, after the date hereof, from time to time, be amended, supplemented or re-enacted, or to any law or any provision which replaces it, and any reference to a statutory provision shall include any subordinate legislation made from time to time under that provision. 2.5 The singular shall include the plural and vice versa; and references to one gender include all genders. 2.6 Any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms. 2.7 Reference to a person includes any individual, firm, body corporate (whether incorporated or not), Governmental Authority, or any joint arrangements, association, partnership, works council or employee representatives body (whether or not having separate legal personality). 3. Operative date of the Scheme The Scheme set out herein in its present form or with any modification(s) and amendment(s) made in accordance with the provisions hereof, approved or imposed or directed by the Tribunal, shall be effective from the Appointed Date but shall be made operative from the Effective Date. 4. Share Capital 4.1 Transferor Company, (i) The share capital structure of the Transferor Company as on December 31, 2016, is as under: Authorised Share Capital in crores 10,00,00,000 Equity Shares of 10 each 100 Total 100 Issued, Subscribed and Paid-up Share Capital in crores 7,70,00,000 Equity shares of 10 each 77 Total 77 (ii) The Equity shares of the Transferor Company are not listed on any stock exchange. (iii) All Equity shares of the Transferor Company are held by the Transferee Company (directly and/or through its nominees). (iv) As on date of the Scheme being approved by the Board of Directors of the Transferor Company, there has been no change in the authorized, issued, subscribed and paid up share capital of the Transferor Company. 4.2 Transferee Company (i) The share capital structure of the Transferee Company as on December 31, 2016, is as under: Authorised Share Capital in crores 350,00,00,000 Ordinary shares of 2 each 700 100,00,00,000 ‘A’ Ordinary shares of 2 each 200 30,00,00,000 Convertible Cumulative Preference shares of 100 each 3,000 Total 3,900

Issued Share Capital in crores 288,78,42,351 Ordinary shares of 2 each 577.57 50,87,36,805 ‘A’ Ordinary shares of 2 each 101.75 Total 679.32 Subscribed Capital in crores 2,887,348,428 Ordinary shares of 2 each 577.47 508,502,291’A’0rdinary shares of 2 each 101.70 Total 679.17 Paid-up Capital in crores 2,887,348,428 Ordinary Shares of 2 each 577.47 Less: Calls in arrears i. 310 Ordinary Shares of 2 each (1 outstanding on each) -* ii. 260 Ordinary Shares of 2 each (0.50 outstanding on each) -* Add: Share Forfeiture iii. Paid up value of partly paid Ordinary Shares which had been forfeited in 1998-99 and 19992000 due to non-receipt of call monies 0.05 Ordinary Shares of 2 each 577.52 508,502,291 ‘A’ Ordinary Shares of 2 each 101.70 Grand Total 679.22 *Less than 50,000/- (ii) As on date of the Scheme being approved by the Board of Directors of the Transferee Company, there has been no change in the authorized, issued, subscribed and paid up share capital of the Transferee Company. PART II—MERGER OF THE TRANSFEROR COMPANY WITH THE TRANSFEREE COMPANY Section 1—Transfer 5. Upon the coming into effect of the Scheme and with effect from the Appointed Date, the Undertaking of the Transferor Company shall, pursuant to the provisions of Sections 230 to 232 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in and/ or be deemed to have been transferred to and vested in the Transferee Company, as a going concern in accordance with Section 2(1B) and other applicable provisions of the Income Tax Act,1961, without any further act, instrument, deed, matter or thing so as to become, as and from the Appointed Date, the undertaking of the Transferee Company, by virtue of and in the manner provided in this Scheme. 6. Transfer of assets (a) Without prejudice to the generality of Clause 3 above, upon the coming into effect of the Scheme and with effect from the Appointed Date, all the estate, assets, properties (including investments in shares, securities, stocks, bonds), rights, claims, title, interest and authorities including accretions and appurtenances comprised in the Undertaking of whatsoever nature and where so ever situate, whether or not included in the books of the Transferor Company, and all assets and properties, which are acquired by the Transferor Company on or after the Appointed Date but prior to the Effective Date, shall, under the provisions of Sections 230 to 232 of the Act and all other applicable provisions of applicable law, if any, without any further act, deed or instrument, cost or charge and without any notice or other intimation to any third party for the transfer of the same, be and stand transferred to and vested in the Transferee Company and/ or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date (or in case of any estate, assets, etc. acquired on a date after the Appointed Date, with effect from such date), the estate, assets, properties (including investments in shares, securities, stocks, bonds), rights, claims, title, interest and authorities of the Transferee Company, subject to the provisions of this Scheme in relation to Encumbrances in favour of banks and/or financial institutions. (b) Without prejudice to the provisions of sub-Clause (a) above, in respect of such of the assets and properties of the Transferor Company as are movable in nature (including shares, securities, stocks, bonds) or incorporeal property or are otherwise capable of transfer by delivery or possession, or by endorsement and/ or delivery, the same shall be so transferred by the Transferor Company upon the coming into effect of the Scheme, and shall, become the assets and property of the Transferee Company with effect from the Appointed Date pursuant to the provisions of Section 232 of the Act and all other applicable provisions of applicable law, if any, without requiring any deed or instrument of conveyance, cost or charge and without any notice or other intimation to any third party for transfer of the same, subject to the provisions of this Scheme in relation to Encumbrances in favour of banks and/or financial institutions. (c) In respect of such of the assets and properties belonging to the Transferor Company(other than those referred to in sub-Clause (b) above) including sundry debtors, receivables, bills, credits (including tax credits), loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, earnest money and deposits with any Government, quasi government, local or other authority or body or with any company or other person, the same shall stand transferred to and vested in the Transferee Company and/ or deemed to have been transferred to and vested in the Transferee Company, without any further act, instrument or deed, cost or charge and without any notice or other intimation to any third party, upon the coming into effect of this Scheme and with effect from the Appointed Date pursuant to the provisions of Sections 230 to 232 of the Act and all other applicable provisions of applicable law, if any. (d) Upon the Scheme coming into effect and with effect from the Appointed Date, all immovable property (including but not limited to land, agricultural land, buildings, offices, factories, sites and any other immovable property, including accretions and appurtenances) of the Transferor Company, whether freehold or leasehold, and any document of title, rights, interest and easements in relation thereto shall stand transferred to and be vested in the Transferee Company, as a successor of the Transferor Company, without any act or deed to be done or executed by the Transferor Company and/ or the Transferee Company. The Transferee Company shall be entitled to exercise all rights and privileges and be liable to pay all taxes and charges and fulfill all obligations, in relation to or applicable to all such immovable properties. The mutation and/or substitution of the title to the immovable properties shall be made and duly recorded in the name of the Transferee Company by the appropriate Governmental Authorities and third parties pursuant to the sanction of the Scheme by the Tribunal and upon the Scheme becoming effective in accordance with the terms hereof without any further act or deed to be done or executed by the Transferor Company and/ or the Transferee Company. It is clarified that the Transferee Company shall be entitled to engage in such correspondence and make such representations as may be necessary for the purposes of the aforesaid mutation and/or substitution. (e) All the licenses, permits, entitlements, approvals, permissions, registrations, incentives, tax deferrals, exemptions and benefits (including sales tax and service tax), subsidies, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Company and all rights and benefits that have accrued or which may accrue to the Transferor Company, whether on, before or after the Appointed Date, income tax benefits and exemptions, all other rights, exemptions and benefits including those acquired by the Transferor Company on or after the Appointed Date, shall, under the provisions of Sections 230 to 232 of the Act and all other applicable provisions of applicable law, if any, without any further act, instrument or deed, cost or charge and without any notice or other intimation to any third party for transfer of the same, on coming into effect of the Scheme and with effect from Appointed Date, be and stand transferred to and vesting and/ or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become licenses, permits, entitlements, approvals, permissions, registrations, incentives, tax deferrals, exemptions and benefits (including sales tax and service tax), subsidies, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

(f) All the rights, remedies, claims and rights of action of the Transferor Company against third parties shall, pursuant to Sections 230 to 232 of the Act, without any further act, instrument or deed, cost or charge and without any notice or other intimation to any third party for transfer of the same, be and deemed to be rights, remedies, claims and rights of action of the Transferee Company upon the coming into effect of the Scheme and with effect from the Appointed Date. (g) On and from the Effective Date, and thereafter, the Transferee Company shall be entitled to operate all bank accounts of the Transferor Company and realise all monies and complete and enforce all pending contracts and transactions and to accept stock returns and issue credit notes in respect of the Transferor Company in the name of the Transferee Company in so far as may be necessary until the transfer of rights and obligations of the Transferor Company to the Transferee Company under this Scheme have been formally given effect to under such contracts and transactions. (h) For avoidance of doubt and without prejudice to the generality of any applicable provisions of this Scheme, it is clarified that with effect from the Effective Date and till such times the name of the bank accounts of the Transferor Company would be replaced with that of the Transferee Company, the Transferee Company shall be entitled to operate the bank accounts of the Transferor Company in the name of the Transferor Company in so far as may be necessary. All cheques and other negotiable instruments, payment orders received or presented for encashment which are in the name of the Transferor Company after the Effective Date shall be accepted by the bankers of the Transferee Company and credited to the account of the Transferee Company, if presented by the Transferee Company. The Transferee Company shall be allowed to maintain banks accounts in the name of Transferor Company by the Transferee Company for such time as may be determined to be necessary by the Transferee Company for presentation and deposition of cheques and pay orders that have been issued in the name of the Transferor Company. It is hereby expressly clarified that any legal proceedings by or against the Transferor Company in relation to cheques and other negotiable instruments, payment orders received or presented for encashment which are in the name of the Transferor Company shall be instituted, or as the case may be, continued, by or against, the Transferee Company after the coming into effect of the Scheme. 7. Contracts, deeds etc. (a) Upon the coming into effect of this Scheme and with effect from Appointed Date, and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, schemes, arrangements and other instruments of whatsoever nature, to which the Transferor Company is a party or to the benefit of which the Transferor Company may be eligible for, and which are subsisting or have effect immediately before the Effective Date, shall, under the provisions of Sections 230 to 232 of the Act and all other applicable provisions of applicable law, if any, without any further act, instrument or deed, cost or charge and without any notice or other intimation to any third party, continue in full force and effect on or against or in favour, as the case maybe, of the Transferee Company and may be enforced as fully and effectually as if, instead of the Transferor Company, the Transferee Company had been a party or beneficiary or oblige thereto or thereunder. (b) It is hereby clarified that by virtue of the provisions of the Scheme and pursuant to the order of the Tribunal sanctioning the Scheme, upon the Scheme coming into effect, all rights, services, obligations, liabilities, responsibilities undertaken by or in favour of the Transferor Company under any contractual arrangements shall automatically stand transferred to and vested in and/ or shall be deemed to have been transferred to and vested in the Transferee Company and all benefits to which the Transferor Company is entitled to shall be available to and vested in and/ or shall be deemed to have been available to and vested in the Transferee Company, as a successor- in-interest and the Transferee Company shall be entitled to deal with the same in place and stead of the Transferor Company, as if the same were originally performed or conferred upon or given or issued to or executed in favour of the Transferee Company, and the rights and benefits under the same will be available to the Transferee Company, without any further act or deed. The Transferee Company shall discharge its obligation in respect of the services to be performed/ provided or in respect of payment of service charges under any contractual arrangements instead of the Transferor Company. (c) Without prejudice to the other provisions of this Scheme and notwithstanding the fact that vesting of the Undertaking occurs by virtue of this Scheme itself, the Transferee Company may, at any time after the coming into effect of the Scheme, in accordance with the provisions hereof, if so required under any law or otherwise, take such actions and execute such deeds (including deeds of adherence), confirmations or other writings or arrangements with any party to any contractor arrangement to which the Transferor Company is a party or any writings as may be necessary in order to give formal effect to the provisions of this Scheme. The Transferee Company shall, under the provisions of this Scheme, be deemed to be authorized to execute any such writings on behalf of the Transferor Company and to carry out or perform all such formalities or compliances referred to above on the part of the Transferor Company to be carried out or performed. (d) For the avoidance of doubt and without prejudice to the generality of the foregoing, up on the coming into effect of the Scheme and with effect from the Appointed Date, all consents, permissions, licenses, certificates, clearances, authorities, powers of attorney given by, issued to, or executed in favour of the Transferor Company shall stand transferred to the Transferee Company as if the same were originally given by, issued to, or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company. 8. Transfer of Liabilities (a) Upon the coming into effect of this Scheme and with effect from the Appointed Date, all debts and liabilities of the Transferor Company including all secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities, deferred tax liabilities and obligations under any licenses or permits or schemes), duties and obligations and undertakings of the Transferor Company of every kind, nature and description what so ever whether present or future, and how so ever arising, raised or incurred or utilized for its business activities and operations along with any charge, Encumbrance, lien or security thereon (herein referred to as the “Liabilities”), whether or not recorded in its books and records, shall, under the provisions of Sections 230 to 232 of the Act and other applicable provisions of applicable law, if any, without any further act, instrument, deed, matter or thing, cost or charge and without any notice or other intimation to any third party for the transfer of the same, be and stand transferred to and vested in and be deemed to have been transferred to and vested in the Transferee Company, to the extent they are outstanding on the Effective Date and shall become as and from the Appointed Date (or in case of any Liability incurred on a date after the Appointed Date, with effect from such date) the Liabilities of the Transferee Company on the same terms and conditions as were applicable to the Transferor Company, and the Transferee Company shall meet, discharge and satisfy the same and further it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such Liabilities have arisen in order to give effect to the provisions of this Clause 6. (b) All Liabilities incurred or which arise or accrue to the Transferor Company on or after the Appointed Date till the Effective Date shall be deemed to be and shall become the debts, loans raised and used, duties, liabilities and obligations incurred by the Transferee Company by virtue of this Scheme. (c) Where any Liabilities of the Transferor Company as on the Appointed Date have been discharged by the Transferor Company on or after the Appointed Date and prior to the Effective Date, such discharge shall be deemed to be for and on account of the Transferee Company upon the coming into effect of this Scheme. (d) All Liabilities incurred or undertaken by the Transferor Company on or after the Appointed Date and prior to the Effective Date shall be deemed to have been raised, used, incurred or undertaken for and on behalf of the Transferee Company and to the extent they are outstanding on the Effective Date, shall, upon the coming into effect of this Scheme and under the provisions of Sections 230 to 232 of the Act, without any further act, instrument or deed, cost or charge and without any notice or other intimation to any third party for the transfer of the same, be and stand transferred to and vested in and be deemed to have been transferred to and vested in the Transferee Company and shall become the loans and liabilities, duties and obligations of the Transferee Company, which shall meet, discharge and satisfy the same. (e) Upon coming into effect of the Scheme, loans, advances and other obligations (including any guarantees, letters of credit, letters of comfort or any other instrument or arrangement which may give rise to a liability, including contingent liability in whatever form), if any, due or which may at any time in future become due between the Transferor Company and the Transferee Company shall, ipso facto, stand discharged and come to an end and there shall be no liability in that behalf on any party and the appropriate effect shall be given in the books of accounts and records of the Transferee Company. (f) Any reference in any security documents or arrangements (to which the Transferor Company is a party) to the Transferor Company and its assets and properties, shall be construed as a reference to the Transferee Company and the assets and properties of the Transferor Company transferred to the Transferee Company by virtue of this Scheme. Without prejudice to the foregoing provisions, the Transferee Company may execute any instruments or documents or do all the acts and deeds as may be considered appropriate, including the filing of necessary particulars and/ or modification(s) of charge, with the Registrar of Companies to give formal effect to the above provisions, if required. (g) Upon the coming into effect of this Scheme, the Transferee Company shall be liable to perform all obligations in respect of the Liabilities, which have been transferred to it in terms of this Scheme. (h) It is expressly provided that, save as herein provided, no other term or condition of the Liabilities transferred to the Transferee Company is amended by virtue of this Scheme except to the extent that such amendment is required statutorily. (i) The provisions of this Clause 6 shall operate notwithstanding anything to the contrary contained in any instrument, deed or writing or the terms of sanction or issue or any security document; all of which instruments, deeds or writings or the terms of sanction or issue or any security document shall stand modified and/ or superseded by the foregoing provisions. 9. Encumbrances (a) The transfer and vesting of the assets comprised in the Undertaking to and in the Transferee Company under Clause 4 and Clause 5 of this Scheme shall be subject to the Encumbrances, if any, affecting the same. (b) All Encumbrances, if any, existing prior to the Effective Date over the assets of the Transferor Company which secure or relate to the Liabilities, shall, after the Effective Date, without any further act, instrument or deed, continue to relate and attach to such assets or any part thereof to which they are related or attached prior to the Effective Date and as are transferred to the Transferee Company. Provided that if any of the assets of the Transferor Company have not been Encumbered in respect of the Liabilities, such assets shall remain unencumbered and the existing Encumbrance referred to above shall not be extended to and shall not operate over such assets. Further, such Encumbrances shall not relate or attach to any of the other assets of the Transferee Company. The absence of any formal amendment which may be required by a lender or trustee or third party shall not affect the operation of the above. (c) The existing Encumbrances over the other assets and properties of the Transferee Company or any part thereof which relate to the liabilities and obligations of the Transferee Company prior to the Effective Date shall continue to relate to such assets and properties and shall not extend or attach to any of the assets and properties of the Transferor Company transferred to and vested in the Transferee Company by virtue of the Scheme. 10. Employees and directors (a) Upon the coming into effect of this Scheme, the Employees, if any, shall, under the provisions of Sections 230 to 232 of the Act and other provisions of applicable law, if any, without any further act, instrument, deed, cost or charge and without any notice or other intimation to any third party for their transfer, become the employees of the Transferee Company on terms and conditions not less favourable than those on which they are engaged by the Transferor Company and without any interruption of or break in service as a result of the merger of the Transferor Company with the Transferee Company. For the purpose of payment of any compensation, gratuity and other term in all benefits, the past services of such Employees with the Transferor Company shall also be taken into account, and paid (as and when payable) by the Transferee Company. (b) It is clarified that save as expressly provided for in this Scheme, the Employees who become the employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the other employees of the Transferee Company (including the benefits of or under any employee stock option schemes applicable to or covering all or any of the other employees of the Transferee Company),unless otherwise determined by the Transferee Company. (c) In so far as the provident fund, gratuity fund and superannuation fund, trusts, retirement fund or benefits and any other funds or benefits created by the Transferor Company for the Employees or to which the Transferor Company is contributing for the benefit of the Employees and other such funds, trusts, the benefits of which the Employees enjoy (collectively referred to as the “Funds”), all the contributions made to such Funds for the benefit of the Employees and the accretions thereto and the investments made by the Funds in relation to the Employees shall be transferred to the Transferee Company and shall be held for the benefit of the concerned Employees. In the event the Transferee Company has its own funds in respect of any of the Funds referred to above, such contributions, accretions and investments shall, subject to the necessary approvals and permissions and at the discretion of the Transferee Company, be transferred to the relevant funds of the Transferee Company. In the event that the Transferee Company does not have its own funds in respect of any of the above or if deemed appropriate by the Transferee Company, the Transferee Company may, subject to necessary approvals and permissions, maintain the existing Funds separately and contribute there to until such time that the Transferee Company creates its own funds, at which time the Funds and the investments, accretions and contributions pertaining to the Employees shall be transferred to the funds created by the Transferee Company. (d) In relation to those Employees who are not covered under the provident fund trust of the Transferor Company or who do not enjoy the benefit of any other provident fund trust, and for whom the Transferor Company is making contributions to the government provident fund, the Transferee Company shall stand substituted for the Transferor Company, for all purposes whatsoever, including relating to the obligation to make contributions to the said fund in accordance with the provisions of such fund, bye laws, etc. in respect of such Employees, such that all the rights, duties, powers and obligations of the Transferor Company in relation to such provident fund trust shall become those of the Transferee Company. (e) Upon the coming into effect of this Scheme, the directors of the Transferor Company will not be entitled to any directorships in the Transferee Company by virtue of the provisions of this Scheme. It is clarified that this Scheme will not affect any directorship of a person who is already a director in the Transferee Company as of the Effective Date. 11. Legal, taxation and other proceedings (a) Upon the coming into effect of this Scheme, all suits, actions, and other proceedings including legal and taxation proceedings (including before any statutory or quasi-judicial authority or tribunal), by or against the Transferor Company, whether pending and/ or arising on or before the Effective Date shall be continued and/ or enforced by/or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/ or pending and/or arising by/or against the Transferee Company. (b) The Transferee Company shall have all legal, taxation or other proceedings initiated by or against the Transferor Company referred to in sub-Clause (a) above transferred to its name as soon as is reasonably possible after the Effective Date and to have the same continued, prosecuted and enforced by/or against the Transferee Company. 12. Without prejudice to the provisions of Clauses 4 to 9, with effect from the Appointed Date, all inter-party transactions between the Transferor Company and the Transferee Company shall be considered as intra-party transactions for all purposes.

Section 2- Conduct of Business 13. Upon the coming into effect of the Scheme, with effect from the Appointed Date and up to and including the Effective Date: (a) The Transferor Company shall carry on and be deemed to have carried on all business and activities and shall hold and stand possessed of and shall be deemed to hold and stand possessed of all its estates, assets, rights, title, interest, authorities, contracts and investments for, and on account of, and in trust for, the Transferee Company; (b) All profits and income accruing or arising to the Transferor Company, and losses and expenditure arising or incurred by it (including taxes, if any, accruing or paid in relation to any profits or income), for the period commencing from the Appointed Date shall, for all purposes, be treated as and be deemed to be the profits, income, losses or expenditure (including taxes), as the case maybe, of the Transferee Company; (c) Any of the rights, powers, authorities or privileges exercised by the Transferor Company shall be deemed to have been exercised by the Transferor Company for and on behalf of, and in trust for and as an agent of the Transferee Company. Similarly, any of the obligations, duties and commitments, including compliances such as tax deducted at source / tax collected at source under income-tax laws, compliances under sales tax, service tax, excise and other applicable laws that have been undertaken or discharged by the Transferor Company shall be deemed to have been undertaken for and on behalf of and as an agent for the Transferee Company; and 14. Subject to the terms of the Scheme, the transfer and vesting of the Undertaking as per the provisions of the Scheme shall not affect any transactions or proceedings already concluded by the Transferor Company on or before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Company as acts, deeds and things made, done and executed 19. by or on behalf of the Transferee Company. (d) all taxes (including, without limitation , income tax, wealth tax, sales tax, excise duty, customs duty, service tax, VAT, etc.) paid or payable by the Transferor Company in respect of the operations and/ or the profits of the Transferor Company before the Appointed Date, shall be on account of the Transferor Company and, in so far as it relates to the tax payment (including, without limitation, income tax, minimum alternate tax, wealth tax, sales tax, excise duty, customs duty, service tax, VAT, etc.), whether by way of deduction at source, advance tax or otherwise howsoever, by the Transferor Company in respect of the profits or activities or operation of the Transferor Company with effect from the Appointed Date, the same shall be deemed to be the corresponding item paid by the Transferee Company, and, shall, in all proceedings, be dealt with accordingly. 15. The Transferee Company shall be entitled, pending the sanction of the Scheme, to apply to any Governmental Authority, if required, under any law for such consents and approvals which the Transferee Company may require to carry on the business of the Transferor Company. Section 3—Cancellation of Shares of the Transferor Company 16. Upon the Scheme coming into effect, all equity shares of the Transferor Company held by the Transferee Company (directly and/ or through nominees) shall stand cancelled without any further application, act or deed. It is clarified that no new shares shall be issued or payment made in cash or in kind whatsoever by the Transferee Company in lieu of such shares of the Transferor Company. PART III—DISSOLUTION OF TRANSFEROR COMPANY, ACCOUNTING TREATMENT AND OTHER TERMS AND CONDITIONS 17. Dissolution of Transferor Company (a) Upon the coming into effect of the Scheme, the Transferor Company shall stand dissolved without winding-up, without any further act or deed. (b) On and with effect from the Effective Date, the name of the Transferor Company shall be struck off from the records of the Registrar of Companies. The Transferee Company shall make necessary filings in this regard. 18. Accounting Treatment (a) Upon the Scheme becoming effective, the Transferee Company shall account for the merger in its books of accounts as under: (i) The accounting shall be in accordance with “Pooling of Interest Method” laid down by Appendix C of Indian Accounting Standard 103 (Ind AS 103): (Business combinations of entities under common control), notified under the Companies Act, 2013. (ii) Accordingly, on and from the Appointed Date and subject to the provisions hereof, all assets, liabilities and reserves of the Transferor Company shall be recorded in the books of account of the Transferee Company at their existing carrying amounts and in the same form. (iii) All costs and expenses incurred as per Clause 29 below as well as other costs incidental with the finalization of this Scheme and for operationalizing the Scheme and any other expenses or charges attributable to the implementation of the above Scheme including stamp duty payable, if any, on the basis of value of immovable properties of the Transferor Company transferred to the Transferee Company shall be debited to the profit & loss account of the Transferee Company (iv) In case of any difference in accounting policy between the Transferor Company and the Transferee Company, the impact of the same till the Appointed Date will be quantified and adjusted to the Reserves, in the books of the Transferee Company to ensure that the financial statements of the Transferee Company reflect the financial position on the basis of consistent accounting policy. (v) To the extent that there are inter-company loans, advances, deposits, balances or other obligations as between the Transferor Company and the Transferee Company, the obligation in respect thereof will come to an end and corresponding effect shall be given in the books of accounts and records of the Transferee Company for the reduction of any assets or liabilities as the case maybe and there would be no accrual of interest or any other charges in respect of such inter-company loans, deposits or balances, with effect from the Appointed Date. (vi) The difference, if any, between the investments held by the Transferee Company and all assets, liabilities and reserves of the Transferor Company, will be transferred to capital reserve. (b) Comparative accounting period presented in the financial statements of the Transferee Company shall be restated for the accounting impact of the merger, as stated above, as if the merger had occurred from the beginning of the comparative period in the financial statements. Consolidation of Authorised Share Capital (a) Upon this Scheme becoming effective, the authorised share capital of the Transferor Company shall be deemed to be added to the authorised share capital of the Transferee Company without any further act, instrument or deed or procedure or payment of any stamp duty and registration fees. Accordingly, upon the Scheme becoming effective, the authorized share capital of the Transferee Company shall stand enhanced to 4000 crore. (b) It is clarified that the approval of the members of the Transferee Company to the Scheme shall be deemed to be their consent / approval also to the alteration of the memorandum and articles of association of the Transferee Company as required under Sections 13, 14, 61, 64 and other applicable provisions of the Act. 20. Conditions precedent to the Scheme (a) The Scheme is conditional upon and subject to: (i) The Scheme being approved by the requisite majorities of the various classes of members (where applicable) of the Transferor Company and the Transferee Company as required under the Act, or dispensation having been received from the Tribunal in relation to obtaining such approval from the members, and the requisite orders of the Tribunal being obtained in this regard; (ii) the Tribunal having accorded its sanction to the Scheme; (iii) If applicable to the Scheme (which is a scheme between a holding company and its wholly owned subsidiary), receipt of pre-filing and post sanction approvals of the Stock Exchanges and SEBI in terms of the SEBI Scheme Circulars, as applicable; and (iv) the authenticated or certified copies of the order of the Tribunal approving the Scheme being filed with the Registrar of Companies, Mumbai. (b) On the approval of the Scheme by the shareholders of the Transferor Company and the Transferee Company, in accordance with Section 230(1) of the Act, the shareholders of the Transferor Company and Transferee Company, respectively, shall be deemed to have also resolved and accorded all relevant consents under the Act to the extent the same may be considered applicable in relation to the arrangement set out in this Scheme and related matters. (c) In the event of this Scheme failing to take effect by March 31, 2018 or such later date as may be agreed by the respective Boards of Directors of the Transferor Company and the Transferee Company, this Scheme shall stand revoked, cancelled and be of no effect and become null and void, and in that event, no rights and liabilities shall accrue to, or, be incurred inter-se between the parties or their shareholders or creditors or employees or any other person. In such case, each of the Transferor Company and the Transferee Company shall bear its own costs and expenses or as may be otherwise mutually agreed. 21. Dividends (a) The Transferor Company and the Transferee Company shall be entitled to declare and pay dividends, whether interim or final, to their respective shareholders in respect of the accounting period prior to the Effective Date. (b) Prior to the effectiveness of the Scheme, the holders of the shares of the Transferor Company and the Transferee Company shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing rights under their respective Articles of Association including the right to receive dividends. (c) It is clarified that the aforesaid provisions in respect of declaration of dividends are enabling provisions only and shall not be deemed to confer any right on any shareholder of the Transferor Company and/ or the Transferee Company to demand or claim any dividends which, subject to the provisions of the Act, shall be entirely at the discretion of the respective Boards of Directors of the Transferor Company and the Transferee Company respectively, and subject to the approval, if required, of the shareholders of the Transferor Company and the Transferee Company respectively. 22. Applications The Transferor Company and the Transferee Company shall make necessary applications before the Tribunal for the sanction of this Scheme under Sections 230 to 232 of the Act, and any other applicable provisions of the Act. 23. Resolutions Upon the coming into effect of the Scheme, the resolutions, if any, of the Transferor Company, relating to any powers to borrow, make investments, give loans, give guarantees, etc. approved under the provisions of the Act or any other applicable statutory provisions, which are valid and subsisting on the Effective Date, shall continue to be valid and subsisting and be considered as resolutions of the Transferee Company and the amounts under such resolutions shall be added to the amounts under like resolutions passed by the Transferee Company or shall become the amounts available to the Transferee Company as if the resolutions were passed by the Transferee Company. 24. Modifications to the Scheme (a) The Transferor Company (by its Board of Directors) and the Transferee Company (by its Board of Directors), may, in their full and absolute discretion, jointly and as mutually agreed in writing: (i) Assent to any alteration(s) or modification(s) to this Scheme which the Tribunal and/ or any other Governmental Authority may deem fit to approve or impose and to do all acts, deeds and things as may be necessary, desirable or expedient for the purposes of this Scheme; (ii) Give such directions (acting jointly) as they may consider necessary to settle any question or difficulty arising under this Scheme or in regard to, and of the meaning or interpretation of this Scheme, or implementation thereof, or in any matter whatsoever connected therewith, or to review the position relating to the satisfaction of various conditions of this Scheme and if necessary, to waive any of those (to the extent permissible under applicable law); (iii) Jointly modify, vary or withdraw this Scheme prior to the Effective Date in any manner at any time; (iv) Determine jointly whether any asset, liability, legal or other proceedings pertains to the Transferor Company or not, on the basis of any evidence that they may deem relevant for this purpose; and (v) Any modification to the Scheme by the Transferor Company and/ or the Transferee Company, after receipt of sanction by the Tribunal, shall be made only with the prior approval of the Tribunal. (b) Notwithstanding anything stated in Clause 23(a) hereinabove, no amendments or changes to the Scheme shall be carried out or be permissible unless and until the same are approved by the Tribunal. 25. Severability (a) The provisions contained in this Scheme are inextricably inter-linked with the other provisions and the Scheme constitutes an integral whole. The Scheme would be given effect to only if is approved in its entirety unless specifically agreed otherwise by the respective Board of Directors of the Transferor Company and the Transferee Company. (b) If any part of this Scheme is found to be unworkable for any reason whatsoever, the same shall not, subject to the decision of the Transferor Company and the Transferee Company, affect the validity or implementation of the other parts and/ or provisions of this Scheme. 26. Upon this Scheme becoming effective, the accounts of the Transferee Company, as on the Appointed Date shall be reconstructed in accordance with the terms of this Scheme. 27. The Transferee Company shall be entitled to file/ revise its income tax returns, TDS certificates, TDS returns, and other statutory returns, if required, and shall have the right to claim refunds, advance tax credits, credit of tax under Section115JB of the Income Tax Act, 1961, credit of tax deducted / collected at source, credit of taxes paid/ withheld etc., if any, as may be required consequent to implementation of this Scheme. 28. Repeals and Savings Any matter filed with Registrar of Companies, Regional Director or the Central Government under the Companies Act, 1956, before the notification of the corresponding provisions under the Companies Act, 2013 and not fully addressed at that time shall be concluded by the Registrar, Regional Director or the Central Government, as the case may be, in terms of the Companies Act, 1956. Any direction or order given by the Tribunal under the provisions of the Companies Act, 1956 and any act done by the Transferor Company and / or Transferee Company based on such directions or order shall be deemed to be in accordance with and consistent with the provisions of the Companies Act, 2013. Accordingly, the provisions of the Companies Act, 2013, shall not apply to acts done by the Transferor Company and /or Transferee Company as per direction or order of the Tribunal sanctioning the Scheme. 29. Costs All costs, charges and expenses (including, but not limited to, any taxes and duties, stamp duty, registration charges, etc.) payable by the Transferor Company and the Transferee Company in relation to or in connection with the Scheme and incidental to the completion of the merger of the Transferor Company with the Transferee Company in pursuance of the Scheme shall be borne and paid by the Transferee Company.

TATA MOTORS LIMITED

TATA

TATA MOTORS LIMITED

Condensed Balance Sheet

(₹ in crores)

	As at June 30, 2017	As at March 31, 2017
I. ASSETS		
(1) NON-CURRENT ASSETS		
(a) Property, plant and equipment	**17,934.91**	17,364.77
(b) Capital work-in-progress	**1,638.52**	1,870.93
(c) Goodwill	**99.09**	99.09
(d) Other intangible assets	**2,905.50**	2,773.69
(e) Intangible assets under development	**5,447.52**	5,366.03
(f) Investments in subsidiaries, joint ventures and associates	**14,687.99**	14,778.87
(g) Financial assets		
(i) Investments	**556.37**	528.37
(ii) Loans and advances	**424.11**	389.61
(iii) Other financial assets	**200.54**	196.32
(h) Non-current tax assets (net)	**746.50**	724.58
(i) Other non-current assets	**1,652.44**	1,856.28
	46,293.49	45,948.54
(2) CURRENT ASSETS		
(a) Inventories	**6,525.08**	5,504.42
(b) Investments in subsidiaries (held for sale)	**90.88**	-
(c) Financial assets		
(i) Investments	**2,191.94**	2,400.92
(ii) Trade receivables	**2,166.82**	2,128.00
(iii) Cash and cash equivalents	**240.49**	188.39
(iv) Bank balances other than (iii) above	**55.79**	97.67
(v) Loans and advances	**226.05**	231.35
(vi) Other financial assets	**78.51**	100.76
(d) Current tax assets (net)	**0.03**	129.49
(e) Other current assets	**1,877.87**	1,807.06
	13,453.46	12,588.06
TOTAL ASSETS	**59,746.95**	58,536.60
II. EQUITY AND LIABILITIES		
EQUITY		
(a) Equity share capital	**679.22**	679.22
(b) Other equity	**19,681.59**	20,129.93
	20,360.81	20,809.15
LIABILITIES		
(1) NON-CURRENT LIABILITIES		
(a) Financial liabilities		
(i) Borrowings	**14,207.94**	13,686.09
(ii) Other financial liabilities	**1,055.13**	1,123.66
(b) Provisions	**851.06**	850.71
(c) Deferred tax liabilities (net)	**85.92**	97.95
(d) Other non-current liabilities	**350.76**	321.24
	16,550.81	16,079.65
(2) CURRENT LIABILITIES		
(a) Financial liabilities		
(i) Borrowings	**8,243.83**	5,375.52
(ii) Trade payables	**6,662.35**	7,015.21
(iii) Acceptances	**3,722.05**	4,379.29
(iv) Other financial liabilities	**2,127.24**	2,465.14
(b) Provisions	**452.39**	467.98
(c) Current tax liabilities (net)	**29.39**	80.64
(d) Other current liabilities	**1,598.08**	1,864.02
	22,835.33	21,647.80
TOTAL EQUITY AND LIABILITIES	**59,746.95**	58,536.60

In terms of our report
For **DELOITTE HASKINS & SELLS LLP**
Chartered Accountants
B P SHROFF
Partner

Mumbai, August 9, 2017

For and on behalf of the Board

C RAMAKRISHNAN
Group Chief Financial Officer
H K SETHNA
Company Secretary

GUENTER BUTSCHEK
CEO & Managing Director
S BORWANKAR
ED & Chief Operating Officer

Mumbai, August 9, 2017

15

TATA MOTORS LIMITED Condensed Statement of Profit and Loss (? in crores) Quarter ended June 30, Particulars 2017 2016 I. Income from operations 10,375.32 11,434.91 II. Other Income 639.93 624.55 III. Total Income (I+II) 11,015.25 12,059.46 IV. Expenses (a Cost of materials consumed 6,050.71 6,783.85 (b Purchases of products for sale 851.40 938.83 (c Changes in inventories of finished goods, work-in-progress and products for sale (481.90) (836.16) (d Excise duty 1,280.98 1,145.19 (e Employee benefits expense 888.57 898.94 (f) Finance costs 367.83 349.13 (g Foreign exchange (gain)/loss (net) (7.95) 78.82 (h Depreciation and amortisation expense 674.78 712.24 (i) Product development/Engineering expenses 75.24 116.17 (j) Other expenses 1,991.32 2,081.35 (k Amount capitalised (208.88) (246.77) Total Expenses (IV) 11,482.10 12,021.59 V. Profit/(loss) before tax (III-IV) (466.85) 37.87 VI. Tax expense/(credit) (net) (a Current tax 6.65 1.77 (b Deferred tax (6.45) 10.35 Total tax expense/(credit) 0.20 12.12 VII. Profit/(loss) for the period from continuing operations (V-VI) (467.05) 25.75 VIII. Other comprehensive income/(loss): (A) (i) Items that will not be reclassified to profit and loss: (a) Remeasurement gains and (losses) on defined benefit obligations (net) 5.11 1.28 (b) Equity instruments fair value through other comprehensive income 28.00 1.40 (ii) Income tax (expense)/credit relating to items that will not be reclassified to profit or loss (1.76) (0.55) (B) (i) Items that will be reclassified to profit or loss—gains and (losses) in cash flow hedges (19.32) (5.64) (ii) Income tax (expense)/credit relating to items that will be reclassified to profit or loss 6.68 1.96 Total other comprehensive income/(loss), net of taxes 18.71 (1.55) IX. Total comprehensive income/(loss) for the period (VII+VIII) (448.34) 24.20 X. Earnings per equity share (EPS) (A) Ordinary shares (face value of ? 2 each) : (i) Basic ? (1.38) 0.06 (ii) Diluted ? (1.38) 0.06 (B) ‘A’ Ordinary shares (face value of ? 2 each) : (i) Basic ? (1.38) 0.16 (ii) Diluted ? (1.38) 0.16 In terms of our report )RU DQG RQ EHKDOI RI WKH %RDUG )RU DELOITTE HASKINS & SELLS LLP C RAMAKRISHNAN GUENTER BUTSCHEK Chartered Accountants Group Chief Financial Officer CEO & Managing Director B P SHROFF H K SETHNA S BORWANKAR Partner Company Secretary ED & Chief Operating Officer Mumbai, August 9, 2017 Mumbai, August 9, 2017

TATA MOTORS LIMITED TATA

TATA MOTORS LIMITED
Condensed Cash Flow Statement for the period ended June 30, 2017

	Quarter ended June 30, 2017	2016
		(₹ in crores)
Cash flows from operating activities:		
Profit/(loss) after tax	(467.05)	25.75
Adjustments for:		
Depreciation and amortization expense	674.78	712.24
Allowances for trade and other receivables	22.39	40.49
Inventory write down/(write back)	84.89	(25.38)
Loss on sale of assets (net) (including assets scrapped / written off)	5.34	(1.00)
Profit on sale of investments at FVTPL (net)	(20.57)	(11.56)
Marked-to-market on investments measured at Fair value through profit or loss	(1.94)	(13.19)
Tax expense	0.20	12.12
Interest/dividend (net)	(249.59)	(250.67)
Foreign exchange (gain)/loss (net)	(31.02)	116.61
	484.48	579.66
Cash flows from operating activities before changes in following assets and liabilities	17.43	605.41
Trade receivables	(61.22)	23.07
Loans and advances and other financial assets	(47.75)	4.94
Other current and non-current assets	(105.82)	(20.64)
Inventories	(1,105.55)	(1,142.47)
Trade payables and acceptances	(1,010.28)	(808.85)
Other current and non-current liabilities	(305.22)	(239.51)
Other financial liabilities	(258.51)	(671.48)
Provisions	(12.33)	(7.06)
Cash generated from operations	(2,889.25)	(2,256.59)
Income taxes credit/(paid) (net)	49.63	(20.77)
Net cash from operating activities	(2,839.62)	(2,277.36)
Cash flows from investing activities:		
Payments for property, plant and equipments	(294.12)	(567.73)
Payments for other intangible assets	(380.67)	(283.76)
Proceeds from sale of property, plant and equipments	3.94	2.14
Investments in Mutual Fund (purchased)/sold (net)	231.50	(264.99)
Investments in subsidiary companies	-	(81.12)
(Increase)/Decrease in short term inter corporate deposit	20.00	7.00
Loans to subsidiary companies	-	(0.07)
Deposits/restricted deposits with banks	-	(44.99)
Realisation of deposits/restricted deposits with banks	41.90	242.08
Interest received	35.67	33.04
Dividend received	582.28	566.96
Net cash from / (used in) investing activities	240.50	(391.44)
Cash flows from financing activities		
Proceeds from long-term borrowings	622.16	829.88
Repayment of long-term borrowings	(273.84)	(780.80)
Proceeds from short-term borrowings	3,455.44	1,372.58
Repayment of short-term borrowings	(1,419.76)	-
Net change in other short-term borrowings (with maturity up to three months)	821.98	1,966.26
Interest paid [including discounting charges paid, ₹79.75 crores (June 30, 2016 ₹84.72 crores)]	(554.55)	(542.88)
Net cash from financing activities	2,651.43	2,845.04
Net increase in cash and cash equivalents	52.31	176.24
Cash and cash equivalents as at April 1, (opening balance)	188.39	427.07
Exchange fluctuation on foreign currency bank balances	(0.21)	0.79
Cash and cash equivalents as at June 30, (closing balance)	240.49	604.10
Non-cash transactions:		
Liability towards property, plant and equipment and other intangible assets purchased on credit/deferred credit	454.20	480.50
Increase / (decrease) in liabilities arising from financing activities on account of non-cash transactions :		
Exchange differences	(20.61)	88.40
Amortization / effective interest rate adjustments of borrowings	18.38	69.79

In terms of our report
For **DELOITTE HASKINS & SELLS LLP**
Chartered Accountants
B P SHROFF
Partner

For and on behalf of the Board
C RAMAKRISHNAN
Group Chief Financial Officer
H K SETHNA
Company Secretary

GUENTER BUTSCHEK
CEO & Managing Director
S BORWANKAR
ED & Chief Operating Officer

Mumbai, August 9, 2017

Mumbai, August 9, 2017

17

TATA MOTORS LIMITED

TML Drivelines Limited

Condensed Balance Sheet as at June 30, 2017

	As at June 30, 2017	As at March 31, 2017
		(₹ in lakhs)
I. ASSETS		
(1) Non-current assets		
(a) Property, Plant and Equipment	53,270.09	53,514.57
(b) Capital work-in-progress	4,211.92	3,167.94
(c) Intangible assets	911.40	929.43
(d) Intangible assets under development	246.31	234.36
(f) Financial assets:		
(i) Loans and advances	110.15	111.34
(g) Advance Income tax assets (net)	5,228.82	4,809.59
(h) Other non-current assets	522.75	483.40
	64,501.44	**63,250.63**
(2) Current assets		
(a) Inventories	5,151.96	5,288.90
(b) Financial assets:		
(i) Investments	3,716.65	3,649.96
(ii) Cash and cash equivalents	20.56	4,055.57
(iii) Loans and advances	29,326.92	25,803.91
(iv) Other financial assets	65.81	78.15
(c) Other current assets	849.18	1,653.60
	39,131.08	**40,530.09**
TOTAL ASSETS	**103,632.52**	**103,780.72**
II. EQUITY AND LIABILITIES		
(1) Equity		
(a) Equity Share capital	7,700.00	7,700.00
(b) Other Equity	73,411.21	73,563.15
	81,111.21	**81,263.15**
(2) Non-current liabilities		
(a) Financial liabilities:		
(i) Other finance liabilities	630.70	657.12
(b) Provisions	3,972.69	4,019.73
(c) Deferred tax liabilities (net)	5,198.74	5,276.61
	9,802.13	**9,953.46**
(3) Current liabilities		
(a) Financial liabilities:		
(i) Trade payables	8,855.80	8,467.43
(ii) Other finance liabilities	1,857.55	2,028.81
(b) Provisions	1,304.81	1,046.13
(c) Current Income tax liabilities (net)	304.09	304.09
(d) Other current liabilities	396.93	717.65
	12,719.18	**12,564.11**
TOTAL EQUITY AND LIABILITIES	**103,632.52**	**103,780.72**

In terms of our report

For **DELOITTE HASKINS & SELLS LLP**
Chartered Accountants

MOHAMMED BENGALI
Partner

For and on behalf of the Board

M SAMPATH KUMAR
Chief Executive Officer

S B BORWANKAR
Chairman

GURVINDER SINGH AHUJA
Chief Financial Officer

RAKESH MAKHIJA
Director

VISPI S PATEL
Company Secretary

Mumbai, August 1, 2017

Mumbai, August 1, 2017

18

TATA MOTORS LIMITED

TATA

TML Drivelines Limited

Condensed Statement of Profit and Loss for the period ended June 30, 2017

	Particulars	Three months ended June 30, 2017	2016
		(₹ in lakhs)	
I.	Revenue From Operations	9,866.11	15,022.77
II.	Other Income	615.87	617.24
III.	**Total Income (I+II)**	**10,481.98**	**15,640.01**
IV.	**Expenses:**		
	(a) Changes in inventories of work-in-progress	283.92	54.76
	(b) Employee cost / benefits expense	4,882.19	5,231.84
	(c) Finance costs	1.56	1.87
	(d) Depreciation and amortisation expense	1,644.73	1,747.22
	(e) Other expenses	3,850.98	6,141.51
	(f) Expenditure transferred to capital and other accounts	-	(10.24)
	Total Expenses (IV)	**10,663.38**	**13,166.96**
V.	**Profit/(loss) before exceptional items and tax (III-IV)**	**(181.40)**	**2,473.05**
VI.	**Profit/(loss) before tax (V-VI)**	(181.40)	2,473.05
VII.	**Tax expense:**		
	(a) Current tax	16.75	592.48
	(b) Deferred tax	(77.87)	96.25
VIII.	**Profit/(loss) for the period from continuing operations (VII-VIII)**	**(120.28)**	**1,784.32**
IX.	**Other comprehensive income:**		
	(A) (i) Items that will not be reclassified to profit and loss:		
	(a) Remeasurement gains and (losses) on defined benefit obligations (net)	(48.41)	(29.03)
	(ii) Income tax relating to remeasurement gains and (losses) on defined benefit obligations (net)	16.75	8.96
	Other comprehensive income/(loss) for the period	**(31.66)**	**(20.07)**
X.	**Total comprehensive income/(loss) for the period (IX+X)**	(151.94)	1,764.25
XI.	**Earnings per equity share:**		
	(a) Ordinary shares:		
	(i) Basic	₹ (0.20)	₹ 2.29
	(ii) Diluted	₹ (0.20)	₹ 2.29

In terms of our report

For **DELOITTE HASKINS & SELLS LLP**

Chartered Accountants

MOHAMMED BENGALI

Partner

Mumbai, August 1, 2017

For and on behalf of the Board

M SAMPATH KUMAR
Chief Executive Officer

S B BORWANKAR
Chairman

GURVINDER SINGH AHUJA
Chief Financial Officer

RAKESH MAKHIJA
Director

VISPI S PATEL
Company Secretary

Mumbai, August 1, 2017

19

TATA MOTORS LIMITED
TATA

TML Drivelines Limited
Condensed Cash Flow Statement for the period ended June 30, 2017

		(₹ in lakhs)
	Three Months ended June 30,	
	2017	2016
Cash flows from operating activities:		
Profit/(loss) for the year from continuing operations	(120.28)	1,784.32
Adjustments for:		
Depreciation and amortization	1,644.73	1,747.22
Loss on sale of assets/assets written off and others (net)	(16.68)	750.23
(Gain) on sale/loss on fair valuation of investments (net)	(66.69)	(68.60)
Remeasurement gains and (losses) on defined benefit obligations	(48.41)	(29.03)
Foreign exchange (gain)/loss (net)	1.02	(15.05)
Income tax expense	(61.12)	688.73
Interest income	(549.18)	(548.64)
Cash flows from operating activities before working capital changes	**783.40**	**4,309.18**
(Increase)/decrease in inventories	136.94	(309.89)
(Increase)/decrease in loans and advances	3.18	(0.72)
(Increase)/decrease in other current assets	804.42	(44.79)
(Increase)/decrease in other non-current assets	(5.36)	3.38
Increase/(decrease) in trade payables	387.35	38.33
Increase/(decrease) in other financial liabilities	(26.42)	(15.53)
Increase/(decrease) in provisions	211.65	53.03
Increase/(decrease) in other current liabilities	(320.71)	419.03
Cash generated from operations	**1,974.47**	**4,452.03**
Income tax paid (net)	(419.23)	(551.18)
Net cash generated by operating activities	**1,555.24**	**3,900.85**
Cash flows from investing activities:		
(Increase)/decrease in short term Inter-corporate deposits	(6,525.00)	(205.00)
(Increase)/decrease in Fixed Deposit	3,000.00	-
Interest received	561.52	577.66
Payments for property, plant and equipment	(2,654.86)	(1,974.01)
Proceeds from sale of property, plant and equipment	28.09	-
Net cash used in investing activities	**(5,590.25)**	**(1,601.35)**
Cash flows from financing activities:		
Dividends paid (including dividend distribution tax)	-	(2,316.88)
Net cash provided by/(used in) financing activities	**-**	**(2,316.88)**
Net change in cash and cash equivalents	(4,035.01)	(17.38)
Cash and cash equivalents at the beginning of the period	4,055.57	43.72
Cash and cash equivalents at the end of the period	**20.56**	**26.34**

In terms of our report	For and on behalf of the Board	
For **DELOITTE HASKINS & SELLS LLP**	**M SAMPATH KUMAR**	**S B BORWANKAR**
Chartered Accountants	*Chief Executive Officer*	*Chairman*
MOHAMMED BENGALI	**GURVINDER SINGH AHUJA**	**RAKESH MAKHIJA**
Partner	*Chief Financial Officer*	*Director*
	VISPI S PATEL	
	Company Secretary	
Mumbai, August 1, 2017	**Mumbai, August 1, 2017**	

20

REPORT ADOPTED BY THE BOARD OF DIRECTORS OF TATA MOTORS LIMITED AT ITS MEETING HELD ON MARCH 30, 2017 AT BOMBAY HOUSE, 24 HOMI MODY STREET, MUMBAI 400 001 EXPLAINING EFFECT OF THE SCHEME OF MERGER AND ARRANGEMENT ON EACH CLASS OF SHAREHOLDERS, KEY MANAGERIAL PERSONNEL, PROMOTER AND NON-PROMOTER SHAREHOLDERS, LAYING OUT IN PARTICULAR THE SHARE EXCHANGE RATIO The proposed Scheme of Merger and Arrangement between Tata Motors Limited (“the Company”) and TML Drivelines Limited, a wholly owned subsidiary of the Company (the “Transferor Company” or “TMLDL”) and their respective shareholders (“the Scheme”) was approved by the Board of Directors of the Company vide Resolution passed at its Meeting held on March 30, 2017. The provisions of Section 232(2)(c) of the Companies Act, 2013, requires the directors to adopt a report explaining the effect of the arrangement under the Scheme on each class of shareholders, key managerial personnel (“KMP”), promoter and non-promoter shareholders, laying out in particular the share exchange ratio, specifying any special valuation difficulties. The said report is required to be circulated to the Shareholders along with the notice convening the Meeting. The Board noted that the Scheme does not contemplate any allotment of shares of the Company or the Transferor Company. Having regard to the aforesaid provision, the Board of Directors have taken into consideration the report prepared by the Company’s management in relation to the Scheme which inter-alia includes the following: 1. Upon the coming into effect of the Scheme and with effect from the Appointed Date, the Undertaking of the Transferor Company shall, pursuant to the provisions of Sections 230 to 232 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in and/or be deemed to have been transferred to and vested in the Transferee Company, as a going concern in accordance with Section 2(1B) and other applicable provisions of the Income Tax Act,1961, without any further act, instrument, deed, matter or thing so as to become, as and from the Appointed Date, the undertaking of the Transferee Company, by virtue of and in the manner provided in this Scheme. 2. Valuation report is not required in cases where there is no change in the shareholding pattern of the amalgamated company. Since, TMLDL is a wholly owned subsidiary of the Company, no shares will be issued and allotted by the Company pursuant to amalgamation and the shares of TMLDL held by the Company shall stand cancelled. The shareholders of the Company will continue to remain beneficial owners of the Company in the same proportion in which they held shares in the Company prior to amalgamation. Accordingly, there will be no change in the shareholding pattern of the Company. 3. As far as the shareholders of the Company are concerned (promoter shareholders as well as non-promoter shareholders) there would not be any dilution in their shareholding in the Company as there would be no issuance of shares by the Company pursuant to the Scheme. 4. Further, no change in the KMP of the Company is expected pursuant to the Scheme becoming effective. By Order of the Board of Directors Tata Motors Limited Guenter Butschek Chief Executive Officer & Managing Director DIN: 07427375

Route Map for Meeting Venue

Corporate Identification No. (CIN)—L28920MH1945PLC004520 Registered Office: Bombay House, 24, Homi Mody Street, Mumbai – 400 001 Tel: +91 22 6665 8282 Fax : +91 22 6665 7799 E-mail: inv rel@tatamotors.com Website: www.tatamotors.com ATTENDANCE SLIP (To be presented at the entrance) Members attending the Meeting in person or by Proxy are requested to complete the attendance slip and hand it over at the entrance of the meeting hall. I hereby record my presence at the Meeting of the Company convened pursuant to the directions of The National Company Law Tribunal, Mumbai Bench at Walchand Hirachand Hall, 4th Floor, Indian Merchants’ Chamber (IMC), IMC Building, IMC Marg, Churchgate, Mumbai – 400 020 at 3:00 p.m. on Wednesday, November 15, 2017. Folio No./Client ID No.*: DPID No.*: Name of the Member Signature Name of the Proxyholder Signature 1. Only Member/Proxyholder can attend the Meeting. 2. Member/Proxyholder should bring his/her copy of the Notice for reference at the Meeting. 3. Those Members who have multiple folios with different joint holders may use copies of this Attendance Slip. E-VOTING PARTICULARS ELECTRONICVOTINGEVENT NUMBER (EVEN) USER ID PASSWORD Corporate Identification No. (CIN)—L28920MH1945PLC004520 Registered Office: Bombay House, 24, Homi Mody Street, Mumbai – 400 001 Tel: +91 22 6665 8282 Fax : +91 22 6665 7799 E-mail: inv rel@tatamotors.com Website: www.tatamotors.com PROXY FORM [Pursuant to Section105(6) of the Companies Act, 2013, Rule19(3) of the Companies (Management and Administration) Rules, 2014 and Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations,2015] Name of the Member(s): Registered address : E-mail ID: Folio No./Client ID No.*: DPID No.*: *Applicable for investors holding shares in electronic form. I / We, being the Member(s) holding Ordinary Shares and/or ‘A’ Ordinary Shares of Tata Motors Limited, hereby appoint: 1. Name: E-mail ID: Address: Signature: or failing him/her 2. Name: E-mail ID: Address: Signature: or failing him/her 3. Name: E-mail ID: Address: Signature: as my/our Proxy to attend and vote (on a Poll) for me/us and on my/our behalf at the Meeting of the Equity Shareholders, convened pursuant to the direction of the National Company Law Tribunal, Mumbai Bench to be held on Wednesday, November 15, 2017 at 3:00 p.m. at Walchand Hirachand Hall, 4th Floor, Indian Merchants’ Chamber (IMC), IMC Building, IMC Marg, Churchgate, Mumbai—400 020, and to vote for me/us and in my/our name(s) ‘FOR’† or ‘AGAINST’† (please put tick on appropriate box) on the Resolution for approving the Scheme of Merger and Arrangement of TML Drivelines Limited with Tata Motors Limited as my/our proxy. Signed this day of 2017 Affix Revenue Stamp Signature of Member Signature of Proxyholder(s) Notes: 1. This Form in order to be effective should be duly completed and deposited at the Registered Office of the Company at Bombay House, 24, Homi Mody Street, Mumbai 400 001, not later than 48 hours before the commencement of the Meeting. 2. A Member may vote ‘FOR’ or ‘AGAINST’ the Resolution. If you leave the FOR or AGAINST box unticked, your Proxy will be entitled to vote in the manner as he/ she thinks appropriate.

If undelivered, please return to : TSR DARASHAW LTD. Unit Tata Motors Limited 6-10, Haji Moosa Patrawala Industrial Estate 20, Dr E. Moses Road, Mahalaxmi Mumbai 400 011.

About Tata Motors:

Tata Motors Limited, a USD 42 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. As India’s largest automobile company and part of the USD 100 billion Tata group, Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea. In India, Tata Motors has an industrial joint venture with Fiat. Engaged in engineering and automotive solutions, with a focus on future-readiness and a pipeline of tech-enabled products, Tata Motors is India’s market leader in commercial vehicles and among the top in passenger vehicles with 9 million vehicles on Indian roads. The company’s innovation efforts are focused on developing auto technologies that are sustainable as well as suited. With design and R&D centres located in India, the UK, Italy and Korea, Tata Motors strives to pioneer new products that fire the imagination of GenNext customers. Abroad, Tata cars, buses, and trucks are being marketed in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.